02055201

MIRGOR

Buenos Aires, september 30, 2002

Securities and Exchange Commission
Division of Corporation Finance
Room ~~3094 (3-6)~~ 3011 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
OCT 09 2002
THOMSON FINANCIAL

SUPPL

Attention: Special Counsel, Office of International Corporation Finance

SEC MAIL PROCESSING RECEIVED OCT 02 2002 WASH. D.C. 154 SECTION

Mirgor S.A.C.I.F.I.A.
Re: Rule 12g3-2(b) File N1 82-3941

Dear Sir or Madam:

On behalf of Mirgor S.A.C.I.F.I.A., enclosed please find one copy of the financial statements of Mirgor S.A.C.I.F.I.A. as of and for the six month period of the fiscal year N° 32, ended on June 30, 2002, together with an English translation thereof. The enclosed information is being furnished to the Securities and Exchange Commission (the Commisision) pursuant to the exemption from the Securities Exchange Act of 1934 (the Exchange Act) afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Mirgor S.A.C.I.F.I.A. is subject to the Exchange Act.

Very truly yours,

dw 10/8

Dr. Mauricio Blacher
Financial Manager

Guayaquil 4301 (B1766FJI) La Tablada - Buenos Aires - Tel.: 4454-2800/20 - Fax: (54-11) 4454-2829
Planta: Einstein 1111 (9420) Río Grande - Tierra del Fuego - Tel.: 02964-432610
VALEO JOINT VENTURE

UNITED STATES SECURITIES AND EXCHANGE COMMISSION (U.S. "SEC")
FILE N° 82-3941

MIRGOR

SOCIEDAD ANÓNIMA, COMERCIAL, INDUSTRIAL, FINANCIERA, INMOBILIARIA Y AGROPECUARIA.

EINSTEIN 1111 – RIO GRANDE

TIERRA DEL FUEGO

ESTADOS CONTABLES POR EL PERIODO INICIADO

EL 1° DE ENERO Y FINALIZADO EL 30 DE JUNIO DE 2002

CONJUNTAMENTE CON EL INFORME DE REVISION LIMITADA

Y DE LA COMISIÓN FISCALIZADORA.

DIRECTORIO

MIRGOR S.A.C.I.F.I.A.

PRESIDENTE

Lic. Roberto Gustavo Vázquez

VICEPRESIDENTE

Sr. José Luis Caputo

DIRECTORES TITULARES

Sr. Pablo Plesko
Sr. André Gold
Sr. Alejandro Carrera

DIRECTORES SUPLENTES

Dr. Diego García Villanueva
Sr. Bernard Clapaud
Sr. Jean Francois Vingre
Sr. Eduardo Garcia Terán
Sr. Jorge Antonio Caputo

COMISIÓN FISCALIZADORA

Síndicos Titulares

Dr. Arturo Lisdero
Dr. Adolfo Lázara
Dr. Santos Oscar Sarnari

Síndicos Suplentes

Dr. Carlos Majlis
Dr. Ricardo Jorge Demattei
Dr. Jorge Puricelli

ERNST & YOUNG

Henry Martin, Lisdero y Asociados
Maipú 942 P.B. - C1006ACN
Buenos Aires, Argentina

Teléfono: (54-11) 4875-4875
Fax: (54-11) 4875-4990
www.ey.com

INFORME DE REVISIÓN LIMITADA

A los señores Accionistas y Directores de
Mirgor Sociedad Anónima, Comercial, Industrial, Financiera,
Inmobiliaria y Agropecuaria

Hemos efectuado una revisión limitada del estado de situación patrimonial de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria al 30 de junio de 2002 y 2001, así como los correspondientes estados de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos y notas 1 a 11 por los períodos intermedios de seis meses finalizados en dichas fechas. Asimismo, nuestra revisión limitada incluyó el examen de la correspondiente Reseña Informativa y el estado de situación patrimonial consolidado al 30 de junio de 2002 y 2001 así como también los estados de resultados consolidados y los estados de origen y aplicación de fondos consolidados, incluyendo sus notas y anexos C y H por los períodos intermedios de seis meses terminados en dichas fechas. Dichos estados contables son responsabilidad del Directorio de la mencionada Sociedad.

Nuestra revisión limitada fue efectuada de acuerdo con normas de auditoría vigentes en la República Argentina para dicho propósito, contenidas en la Resolución Técnica N° 7 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas y, por lo tanto, no incluyó todos los procedimientos necesarios para realizar una auditoría completa de dichos estados contables. Una revisión limitada de estados contables correspondientes a períodos intermedios consiste principalmente en la aplicación de procedimientos analíticos de revisión y en efectuar preguntas a ejecutivos y funcionarios responsables por los aspectos contables de la Sociedad. El alcance de la revisión es sustancialmente menor al requerido para efectuar una auditoría según normas de auditoría vigentes, cuyo objetivo es expresar una opinión sobre los estados contables tomados en su conjunto. Por lo tanto, no expresamos tal opinión.

Como se explica en la Nota 11 a los estados contables adjuntos, el Gobierno Nacional ha introducido cambios significativos de política económica, habiéndose dispuesto principalmente la modificación del régimen cambiario establecido por la Ley de Convertibilidad vigente desde el año 1991. En la misma nota se describen también otras medidas conocidas hasta la fecha, que afectan significativamente el entorno económico, algunas de ellas aún se hallan en proceso de instrumentación y reglamentación, incluyendo la renegociación de los pasivos financieros. El contexto general y el marco normativo vigente se hallan expuestos a cambios futuros como consecuencia de la evolución de los acontecimientos. Los estados contables adjuntos al presente deben ser leídos teniendo en cuenta las circunstancias previamente explicadas.

ERNST & YOUNG

Basados en la revisión limitada que hemos efectuado y sujeto a los efectos que pudieran derivarse de las situaciones mencionadas en el párrafo anterior y en la nota 11 relacionadas con los aspectos que sean aplicables a los estados contables al 30 de junio de 2002, informamos que:

1. No estamos en conocimiento de ninguna modificación significativa que deba hacerse a los estados contables mencionados en el primer párrafo para que los mismos estén presentados de acuerdo con las normas contables profesionales vigentes en la Argentina.

2. No tenemos observaciones que formular, en lo que resulta materia de nuestra competencia, sobre la información adicional a los estados contables requerida por el Art. 68 del Reglamento de la Bolsa de Comercio de Buenos Aires y la Reseña Informativa, preparadas por el Directorio de la Sociedad.

Información Adicional:

a) Las normas de auditoría y las normas contables profesionales, vigentes en la República Argentina, mencionadas en los párrafos anteriores, corresponden a la Ciudad Autónoma de Buenos Aires.

b) Los estados contables mencionados en el primer párrafo surgen de los registros contables llevados en sus aspectos formales, de conformidad con normas legales, excepto por lo indicado en la nota 10, encontrándose asentados en el libro Inventarios y Balances.

c) Los referidos estados contables han sido confeccionados respetando las normas relativas a su forma y contenido previstas en la Ley N° 19.550 y la Resolución General N° 368 de la Comisión Nacional de Valores y sus modificatorias.

d) Al 30 de junio de 2002 la deuda devengada en concepto de aportes y contribuciones con destino al régimen de jubilaciones y pensiones a favor de la Administración Nacional de la Seguridad Social que surge de los registros contables ascendía a $ 124.000,75 no siendo exigible a esa fecha.

Buenos Aires
23 de agosto de 2002

HENRY MARTIN, LISDERO Y ASOC.
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Adolfo Lázara (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° LXIX F° 174

MIRGOR

Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria.

U.S. SEC File
Nº 82-3941

DOMICILIO LEGAL: Einstein 1111 – Río Grande – Tierra del Fuego.
Actividad Principal de la Sociedad: Manufactura de acondicionadores de aire para rodados.
Fecha de Inscripción en el Registro Público de Comercio:

- Del estatuto social: 1° de junio de 1971.
- De la última reforma del estatuto: 22 de agosto de 1997.

Fecha de finalización del plazo de duración: 31 de mayo de 2070.

EJERCICIO ECONOMICO N°32, INICIADO EL 1 DE ENERO DE 2002
RESEÑA INFORMATIVA
Por el periodo finalizado el 30 de JUNIO de 2002
(Cifras expresadas en pesos – ver Nota 1).

1. BREVE COMENTARIO SOBRE ACTIVIDADES DE LA SOCIEDAD EN EL PERIODO.

La Argentina no produjo hechos que permitieran cambiar la tendencia de la crisis posterior a la devaluación.
Los hechos más destacados fueron la falta de acuerdo con el Fondo Monetario y el anuncio de llamado a elecciones para el mes de marzo del año próximo.

La fuerte restricción monetaria impuesta por el Banco Central y el Ministerio de Economía, apuntando a mostrar el compromiso del Gobierno de evitar la hiperinflación, permitió que se detenga la corrida hacia el dólar, que se estabilizó en un valor cercano a los 3,60 pesos por dólar.

En el sector automotriz, la efímera autorización del Gobierno para utilizar plazos fijos reprogramados para la compra de bienes registrables no llegó a modificar la brutal caída de la demanda interna, que superó el 52% con relación al mismo período del año anterior.
Pese a ello, la producción de automóviles se redujo un 48% como consecuencia de la continuidad exportadora que han tenido algunas fábricas de autos.
Esta situación se refleja con claridad en la participación de las ventas externas de los autos que se producen localmente, que ya superan el 79% del total.

Las ventas de Mirgor, en unidades de equipos de climatización han descendido un 47% en lo que va del año, mientras que comparando el trimestre finalizado, con igual período del año anterior, la baja fue del 38%.

En pesos, la facturación superó en un 3% a la del primer semestre del año anterior (calculada a moneda constante), producto del aumento de precios que debimos trasladar a los clientes para compensar los efectos de la devaluación sobre nuestros costos.
En este sentido podemos decir que hemos encontrado puntos de acuerdo con los clientes para asegurar que los productos vendidos reconozcan nuestros costos de reposición, hecho indispensable para mantener la supervivencia de las empresas en contextos de fuertes turbulencias en los precios relativos.

Debe destacarse además la importante tarea desarrollada ante los proveedores del exterior para que no suspendieran las entregas de materiales a nuestra empresa producto de la caída de la imagen del país motivada por el default público y de muchas empresas privadas. El flujo de abastecimientos pudo mantenerse sin afectar la actividad de nuestras plantas.
El respaldo de nuestros contratos con clientes que están destinando una parte importante de sus ventas a la exportación ayuda a mantener esa confianza y a confeccionar programas de producción y ventas que son sustentables en un horizonte interesante de tiempo.

El contrato de provisión de tableros ha ayudado mucho en este sentido ya que completa la gama de productos que entrega la empresa para el Polo-Derby. La continuidad de las exportaciones de este modelo estaría asegurada por los próximos 18 meses, con interesantes volúmenes de venta.

2. *ESTRUCTURA PATRIMONIAL* **(cifras correspondientes a los estados consolidados y expresadas en pesos – ver Nota 1)**

	30/06/2002	30/06/2001	30/06/2000	30/06/1999	30/06/1998
Activo Corriente	74,148,846	78,530,883	95,619,149	99,558,212	114,536,068
Activo no Corriente	39,845,046	43,174,967	44,397,772	46,878,018	45,963,754
Total del Activo	113,993,892	121,705,850	140,016,921	146,436,230	160,499,822
Pasivo Corriente	51,642,956	50,116,267	55,292,687	57,882,647	66,923,015
Pasivo no Corriente	5,989,427	0	0	1,387,984	11,263,855
Total del Pasivo	57,632,383	50,116,267	55,292,687	59,270,631	78,186,870
Participación Minoritaria	3,647	4,963	5,170	12	949
Patrimonio Neto	56,357,862	71,584,620	84,719,064	87,165,587	82,312,003
Total de Pasivo y Patrimonio Neto	113,993,892	121,705,850	140,016,921	146,436,230	160,499,822

3. *ESTRUCTURA DE RESULTADOS.* **(cifras correspondientes a los estados consolidados y expresadas en pesos – ver Nota 1)**

	30/06/2002	30/06/2001	30/06/2000	30/06/1999	30/06/1998
Resultado operativo ordinario	(100,077)	(1,199,234)	1,551,815	699,201	16,974,661
Resultado financieros	(8,791,004)	(3,358,087)	(2,122,481)	(3,209,252)	(2,212,620)
Otros (egresos) / ingresos	(117,055)	(118,160)	98,770	(275,061)	554,740
Resultado participación		0	0	0	0
minoritaria	1,259	27	8	454	655
Resultado neto ordinario	(9,006,877)	(4,675,454)	(471,888)	(2,784,658)	15,317,436
Resultado extraordinario	0	0	0	0	0
Resultado participación					
minoritaria	0	0	0	0	(99,911)
Resultado neto	(9,006,877)	(4,675,454)	(471,888)	(2,784,658)	15,217,525

4. DATOS ESTADÍSTICOS

Volumen de unidades	30/06/2002		30/06/2001		30/06/2000		30/06/1999		30/06/1998	
	Trim.	Acum.	Trim.	Acum.	Trim.	Acum.	Trim.	Acum.	Trim.	Acum.
Producción	(1) 28,623	51,990	46,822	103,149	68,858	110,071	54,467	99,067	79,947	154,087
Ventas	17,820	26,220	22,914	39,541	39,322	68,762	28,997	49,983	50,749	82,405

5. INDICES

	30/06/2002	30/06/2001	30/06/2000	30/06/1999	30/06/1998
Liquidez	1.44	1.57	1.73	1.72	1.71
Endeudamiento	1.02	0.70	0.65	0.68	0.95
Rentabilidad ordinaria antes de impuesto a las ganancias	-0.1378	-0.0613	-0.5530	-0.0330	0.2300

(1) Incluye aquella relacionada con Interclima S.A.

6. COTIZACIONES

ENE 02	ENE 01	FEB 02	FEB 01	MAR 02	MAR 01
4.10	4.30	4.10	4.20	4.10	4.20
ABR 02	ABR 01	MAY 02	MAY 01	JUN 02	JUN 01
4.50	4.00	4.60	3.95	4.30	4.10

*7. **PERSPECTIVAS***

Hemos podido confirmar que a principios del mes de Octubre de 2002 iniciaremos las entregas de los productos Clio para Renault, con lo cual Mirgor volverá a ser el proveedor exclusivo de este cliente en lo que a sistemas de climatización se refiere.

Nuestra actividad de los próximos meses continuará directamente vinculada a los proyectos de exportación de nuestros clientes.
En muy pocos casos el destino de las mismas es Brasil, por lo tanto las proyecciones que estamos haciendo no deberían tener altibajos como resultado de las dudas que genera la actividad económica de nuestros vecinos.

Mientras esto sucede, continuamos buscando otras oportunidades de expansión de los negocios que se ven favorecidas por la devaluación del peso.

Río Grande, 23 de agosto de 2002.

ESTADOS CONTABLES CORRESPONDIENTES AL EJERCICIO ECONOMICO N°32 POR EL PERIODO DE SEIS MESES INICIADO EL 1 DE ENERO DE 2002 Y FINALIZADO EL 30 DE JUNIO DE 2002 COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR

Domicilio legal: Einstein 1111 – Río Grande – Tierra del Fuego.

Actividad principal: Manufactura de acondicionadores de aire para rodados.

Fecha de Inscripción en el registro Público de Comercio:

- Del estatuto social: 1° de junio de 1971.
- De la primera reforma del estatuto: 1° de julio de 1994.
- De la última reforma del estatuto: 22 de agosto de 1997.

Número de registro en la Inspección General de Justicia (I.G.J.) 40.071

Fecha de vencimiento del Estatuto: 13 de abril de 2070.

Sociedad Controlante: Se expone en Nota 7 a los estados contables básicos.

Composición del capital: Ver nota 3 a los estados contables básicos.

	PESOS
20.000.000 de acciones ordinarias de valor nominal $0,10 c/u. Suscripto, integrado, emitido e inscripto en el Registro Público de Comercio.	2.000.000

Información complementaria

ESTADO DE SITUACIÓN PATRIMONIAL CONSOLIDADO AL 30 DE JUNIO DE 2002 Y 2001.

- Expresados en pesos – ver Nota 1

	2002	2001
ACTIVO		
ACTIVO CORRIENTE		
Caja y Bancos	3,313,193	813,363
Inversiones	1,250,827	9,207,437
Créditos por ventas	18,639,673	16,841,767
Créditos fiscales	496,890	5,871,328
Otros créditos	734,590	5,806,951
Bienes de Cambio	49,713,673	39,990,037
TOTAL DEL ACTIVO CORRIENTE	74,148,846	78,530,883
ACTIVO NO CORRIENTE		
Otros Créditos	2,043,472	0
Créditos fiscales	5,615,220	6,240,894
Inversiones	47,610	85,615
Activos Intangibles - Nota 1.e.b)	529,049	791,086
Bienes de Uso - Nota 1.e.a)	31,609,695	36,057,372
TOTAL DEL ACTIVO NO CORRIENTE	39,845,046	43,174,967
TOTAL DEL ACTIVO	113,993,892	121,705,850

Las notas a los estados contables consolidados y a los estados contables básicos de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados y deben leerse conjuntamente.

Información complementaria

ESTADO DE SITUACIÓN PATRIMONIAL CONSOLIDADO AL 30 DE JUNIO DE 2002 Y 2001.
- Expresados en pesos — ver Nota 1

	2002	2001
PASIVO Y PATRIMONIO NETO		
PASIVO CORRIENTE		
Deudas Comerciales	17,225,693	46,471,000
Deudas Bancarias	28,888,821	0
Deudas Sociales y Fiscales	918,838	2,294,744
Anticipos de clientes	2,706,084	0
Otras Deudas	159,881	1,350,523
Previsiones	1,743,639	0
TOTAL DEL PASIVO CORRIENTE	51,642,956	50,116,267
PASIVO NO CORRIENTE		
Anticipo cliente	4,886,094	0
Deudas Bancarias	1,103,333	0
TOTAL DEL PASIVO NO CORRIENTE	5,989,427	0
TOTAL DEL PASIVO	57,632,383	50,116,267
Participación minoritaria	3,647	4,963
PATRIMONIO NETO	56,357,862	71,584,620
TOTAL DEL PASIVO Y PATRIMONIO NETO	113,993,892	121,705,850

Las notas a los estados contables consolidados y a los estados básicos de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados y deben leerse conjuntamente.

Información complementaria

ESTADO DE RESULTADOS CONSOLIDADOS CORRESPONDIENTE AL PERIODO DE SEIS MESES FINALIZADO EL 30 DE JUNIO DE 2002, COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR

- Expresados en pesos – ver Nota 1

	2002	2001
Ventas netas		
(incluye beneficios fiscales de IVA por 5.641.704		
y de 6.953.818 respectivamente)	48,295,113	46,839,318
Costo de las mercaderías vendidas	(43,500,243)	(40,724,207)
UTILIDAD BRUTA	4,794,870	6,115,111
Gastos de Administración	(3,992,552)	(5,792,943)
Gastos de Comercialización	(883,391)	(1,502,400)
Otros Egresos / Ingresos	(117,055)	(118,160)
Resultados financieros y por tenencia		
Generados por activos	7,987,944	(1,819,497)
Generados por pasivos	(16,778,948)	(1,538,590)
Resultado por inversiones permanentes	(19,004)	(19,002)
SUBTOTAL	(9,008,136)	(4,675,481)
Resultado participación Terceros	1,259	27
RESULTADO ORDINARIO NETO DEL PERIODO	(9,006,877)	(4,675,454)
PERDIDA NETA DEL PERIODO	(9,006,877)	(4,675,454)

Las notas a los estados contables consolidados y a los estados contables básicos de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados y deben leerse conjuntamente.

Información complementaria

ESTADO DE ORIGEN Y APLICACIÓN DE FONDOS CONSOLIDADOS CORRESPONDIENTE AL PERIODO DE SEIS MESES FINALIZADO EL 30 DE JUNIO DE 2002, COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR.

- Expresados en pesos – ver Nota 1

	2002	2001
FONDOS GENERADOS POR (APLICADOS A) LAS OPERACIONES		
Resultado ordinario del período	(9,006,877)	(4,675,454)
Ajustes para conciliar resultado del periodo con los fondos generados por (aplicados a) las operaciones		
Amortizaciones	2,505,914	2,732,624
Resultado por venta de bienes de uso	0	(12,862)
Participación minoritaria	(1,259)	(27)
Previsión para desvalorización de inventarios	8,092,051	301,759
Previsión para deudores incobrables	0	0
Resultado por inversiones a corto plazo	561	0
Resultado por inversiones permanentes	19,004	19,002
Previsión para contingencias	1,743,639	0
Desvalorización anticipos de Bs. Uso por Exp. a la inflación	556,724	0
Variaciones de Activo y Pasivo:		
Créditos por ventas	(4,440,377)	3,872,827
Bienes de cambio	(24,137,443)	(3,324,802)
Deudas comerciales	6,788,615	(734,964)
Deudas bancarias	3,762,671	0
Deudas sociales y fiscales (neto de créditos)	6,032,831	92,696
Anticipos de clientes	7,592,178	0
Otros	786,437	377,955
FONDOS GENERADOS POR (APLICADOS A) LAS OPERACIONES	294,669	(1,351,246)

Información complementaria

ESTADO DE ORIGEN Y APLICACIÓN DE FONDOS CONSOLIDADOS CORRESPONDIENTE AL PERIODO DE SEIS MESES FINALIZADO EL 30 DE JUNIO DE 2002, COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR.

- Expresados en pesos – ver Nota 1

	2002	2001
FONDOS APLICADOS A LAS ACTIVIDADES DE INVERSIÓN		
Adquisición de bienes de uso	(210,784)	(1,134,567)
Ingreso por venta de bienes de uso	30,936	15,258
Inversión en desarrollo	0	(130,658)
FONDOS APLICADOS A LAS LAS ACTIVIDADES DE INVERSIÓN	(179,848)	(1,249,967)
Variación neta de caja, bancos y equivalentes	114,821	(2,601,213)
Caja, Bancos y equivalentes al comienzo del periodo	4,448,614	12,620,864
Caja, Bancos y equivalentes al final del periodo	4,563,435	10,019,651

Las notas a los estados contables consolidados y a los estados contables básicos de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados y deben leerse conjuntamente.

Información complementaria
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS AL 30 DE JUNIO DE 2002 Y 2001.
- Cifras expresadas en pesos – ver Nota 1

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

a) Normas contables aplicables.

Los estados contables al 30 de Junio de 2002 y 2001 han sido preparados de acuerdo con los lineamientos de la Resolución General Nro. 368 y sus modificatorias, de la Comisión Nacional de Valores, las que se encuadran dentro de las normas contables profesionales vigentes, con las restricciones y ampliaciones establecidas en el Anexo I al libro N° 7 " Régimen Informativo " de dicha resolución.

b) Síntesis de los criterios de valuación y exposición:

Los criterios de valuación y exposición de los estados contables consolidados son similares a los expuestos en la nota 1 a los estados contables básicos, excepto por la valuación de las inversiones en sociedades controladas que en los presentes estados han sido incorporados línea por línea siguiendo los criterios de la resolución técnica Nro 4 de la FACPCE, con las eliminaciones que correspondiere.

c) Bases de Consolidación:

Siguiendo el procedimiento establecido en la Resolución Técnica N°4 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas, MIRGOR S.A.C.I.F.I.A ha consolidado línea por línea sus estados contables al 30 de Junio de 2002 y 2001 con los de su controlada Interclima Sociedad Anónima, en la que posee los votos necesarios para formar la voluntad social.

Los datos que reflejan el control societario son los siguientes:

Sociedad controlada	% de participación en el capital ordinario y en votos posibles al 30/06/2002	Fecha de cierre del período
Interclima Sociedad Anónima	99.9667	30/06/02

d) Estados Contables Utilizados en la Consolidación

Para la preparación de los estados consolidados al 30 de Junio de 2002 y 30 de Junio de 2001 se utilizaron los estados contables de Interclima Sociedad Anónima que a la fecha señalada cuentan con la auditoría de Henry Martín, Lisdero y Asociados, los que han emitido el correspondiente informe de revisión limitada con salvedades con fecha 23 de agosto de 2002.

e) Evolución de activos significativos:

	30-06-02	30-06-01
a) Bienes de Uso:	$	$
Saldo al comienzo del ejercicio	33.775.938	37.590.747
Altas	210.784	1.134.567
Bajas (neto de amortizaciones)	(30.936)	(253.205)
Amortizaciones	(2.346.091)	(2.414.737)
Saldo al cierre del ejercicio	31.609.695	36.057.372
b) Bienes Intangibles	$	$
Saldo al comienzo del ejercicio	688.872	944.757
Altas	0	130.658
Bajas	0	0
Amortizaciones	(159.823)	(284.329)
Saldo al cierre del ejercicio	529.049	791.086

ANEXO "C"

ACCIONES, DEBENTURES, OTROS TITULOS EMITIDOS EN SERIE Y PARTICIPACIÓN EN SOCIEDAD POR EL PERIODO DE SEIS MESES FINALIZADO EL 30 DE JUNIO DE 2002 COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR.

- Expresados en pesos – ver Nota 1.a)

	2002												2001
							Información sobre elemisor						
								Últimos estados contables emitidos					
Denominación y caracteristica de los valores	Valores Nominales	Cantidades	Valores de costo	Valor patrimonial proporcional	Mayor valor de la inversión (Nota 1.c)	Valores de libros	Actividad Principal	Fecha	Capital	Rdo del periodo	P. Neto	% del partipac. s/ capital social	Valor de libros
Inversiones corrientes:													
Baesa	1.0	246	633,857			587							1,148
Total inversiones corrientes						587							1,148
Inversiones no corrientes:													
Soc. Art. 33 - Ley 19.550:													
INTERCLIMA Sociedad Anónima	1	11,996	7,845,130	10,861,810	47,607	10,909,417	Fabricación de autopartes e intercambiadores p/ equipos de aire acondicionado y calefacción	30/06/02	12,000	(3,781,695)	10,951,036	99.97%	14,888,970
Total Inversiones no corrientes						10,909,417							14,888,970
Total Inversiones						10,910,004							14,890,118

ANEXO "H"

INFORMACIÓN REQUERIDA POR EL APARTADO I INCISO b) DEL ART. 64 DE LA LEY NRO. 19.550 CORRESPONDIENTE AL PERIODE DE SEIS MESES FINALIZADO EL 30 DE JUNIO DE 2002 COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR

- Expresados en pesos – Ver Nota 1.a)

	2002				2001
Rubros	Costos de producción	Gastos de administración	Gastos de comercialización	Total	Total
Sueldos y jornales	2,421,516	1,108,082	240,205	3,769,803	7,409,745
Contribuciones y beneficios sociales	450,347	354,565	56,660	861,572	1,535,960
Seguros	165,766	41,338	3,703	210,807	363,007
Honorarios y gastos de capacitación	89,991	187,689	24,367	302,047	594,547
Impuestos, tasas y contribuciones	162,277	188,876	67,928	419,081	964,788
Otros gastos varios de administración	0	1,067,032	0	1,067,032	1,488,174
Amortizaciones bienes de uso	1,418,794	926,288	42,150	2,387,232	2,489,438
Amortizaciones intangibles	0	118,682	0	118,682	243,187
Gastos varios de producción	673,476	0	0	673,476	1,334,119
Gastos de nacionalización y despacho	1,493,946	0	0	1,493,946	1,784,876
Transportes, fletes y acarreos	4,076,518	0	158,134	4,234,652	4,335,122
Otros gastos de comercialización	0	0	290,244	290,244	361,418
TOTALES 2002	10,952,631	3,992,552	883,391	15,828,574	
TOTALES 2001	15,609,036	5,792,943	1,502,400		22,904,381

Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria.

U.S.SEC File
Nº 82-3941

ESTADO DE SITUACIÓN PATRIMONIAL AL 30 DE JUNIO DE 2002 Y 2001

- Expresados en pesos - ver Nota 1.a)

	2002	2001
ACTIVO		
ACTIVO CORRIENTE		
Caja y Bancos - Nota 2	3,282,235	800,861
Inversiones - Nota 2	1,250,827	9,207,294
Créditos por ventas - Nota 2	17,273,165	16,234,020
Créditos Fiscales - Nota 2	321,248	5,073,657
Otros Créditos - Nota 2	717,847	4,272,149
Bienes de Cambio - Nota 2	47,197,168	37,317,726
TOTAL DEL ACTIVO CORRIENTE	70,042,490	72,905,707
ACTIVO NO CORRIENTE		
Inversiones Soc. Art. 33 Ley 19.550	10,909,417	14,888,970
Créditos Fiscales - Nota 2	2,693,008	2,586,039
Otros Créditos - Nota 2	1,004,226	0
Bienes de Uso	29,107,717	33,334,457
Activo Intangibles	398,933	578,688
TOTAL DEL ACTIVO NO CORRIENTE	44,113,301	51,388,154
TOTAL DEL ACTIVO	114,155,791	124,293,861

Las notas 1 a 11 son parte integrante de estos estados contables.

ESTADO DE SITUACIÓN PATRIMONIAL AL 30 DE JUNIO DE 2002 Y 2001

- Expresados en pesos – ver Nota 1.a)

	2002	2001
PASIVO Y PATRIMONIO NETO		
PASIVO CORRIENTE		
Deudas Comerciales - Nota 2	15,715,079	45,803,557
Deudas Sociales y Fiscales - Nota 2	835,018	2,109,985
Deudas Bancarias - Nota 2	28,888,821	0
Anticipos de clientes	2,706,084	0
Otras Deudas - Nota 2	1,159,881	3,306,719
Previsiones	1,743,639	0
TOTAL DEL PASIVO CORRIENTE	51,048,522	51,220,261
PASIVO NO CORRIENTE		
Anticipo clientes	4,886,094	0
Deudas Bancarias - Nota 2	1,103,333	0
Otras Deudas - Nota 2	759,980	1,488,980
TOTAL DEL PASIVO NO CORRIENTE	6,749,407	1,488,980
TOTAL DEL PASIVO	57,797,929	52,709,241
PATRIMONIO NETO (Según estado respectivo)	56,357,862	71,584,620
TOTAL DEL PASIVO Y PATRIMONIO NETO	114,155,791	124,293,861

Las notas 1 a 11 son parte integrante de estos estados contables.

ESTADO DE RESULTADOS CORRESPONDIENTE AL PERIODO DE SEIS MESES FINALIZADO EL 30 DE JUNIO DE 2002, COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR.
- Expresados en pesos – ver Nota 1.a)

	2002	2001
Ventas netas		
(incluye beneficios fiscales de IVA por 5.641.704 y de		
6.947.827 respectivamente) - Nota 5.e	42,435,116	44,085,939
Costo de las mercaderías vendidas	(39,562,615)	(38,642,799)
UTILIDAD BRUTA	2,872,501	5,443,140
Gastos de Administración	(3,901,375)	(5,691,565)
Gastos de Comercialización	(876,700)	(1,493,094)
Otros Ingresos	295,322	439,684
Resultados financieros y por tenencia		
Generados por activos - Nota 4	13,353,945	(1,752,073)
Generados por pasivos - Nota 4	(16,964,012)	(1,526,361)
Resultado ordinario por inversiones permanentes	(3,786,558)	(95,185)
RESULTADO ORDINARIO NETO DEL PERIODO	(9,006,877)	(4,675,454)
PERDIDA NETA DEL PERIODO	(9,006,877)	(4,675,454)

Las notas 1 a 11 son parte integrante de estos estados contables.

ESTADO DE EVOLUCIÓN DEL PATRIMONIO NETO CORRESPONDIENTE AL PERIODO DE SEIS MESES FINALIZADO EL 30 DE JUNIO DE 2002 COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR.

- Expresadas en pesos – ver Nota 1.a)

DETALLE	2002											2001
	Capital Social	Ajuste del capital social	Ajustes no capitalizados	Ajustes aportes no capitalizados	Primas de emisión	Total	Ganancias reservadas			Resultados no asignados	Total	Total
							Reserva legal	Otras reservas (*)	Total			
Saldos al inicio del ejercicio	2,000,000	3,478,060	972	108	4,666,154	10,145,294	2,029,059	65,592	2,094,651	53,124,794	65,364,739	76,260,074
Resultado neto del periodo										(9,006,877)	(9,006,877)	(4,675,454)
Saldos al 30 de Junio de 2002	2,000,000	3,478,060	972	108	4,666,154	10,145,294	2,029,059	65,592	2,094,651	44,117,917	56,357,862	
Saldos al 30 de Junio de 2001	2,000,000	3,478,060	972	108	4,666,154	10,145,294	2,029,059	65,592	2,094,651	59,344,675		71,584,620

(*) Ver nota 3.b-

Las notas 1 a 11 son parte integrante de estos estados contables.

MIRGOR

Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria.

U.S.SEC File N° 82-3941

ESTADO DE ORIGEN Y APLICACIÓN DE FONDOS CORRESPONDIENTE AL PERIODO DE SEIS MESES FINALIZADO EL 30 JUNIO DE 2002, COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR.

- Expresados en pesos – ver Nota 1.a)

	2002	2001
FONDOS (GENERADOS POR) APLICADOS A LAS OPERACIONES		
RESULTADO ORDINARIO NETO DEL PERIODO	(9,006,877)	(4,675,454)
Ajustes para conciliar el resultado neto del período con los fondos generados por (aplicados a) las operaciones:		
Amortizaciones	2,226,174	2,473,949
Resultado por venta de bienes de uso	0	(12,862)
Previsión para desvalorización de inventarios	7,465,872	243,936
Resultado por inversiones a corto plazo	561	0
Resultado por inversiones permanentes	3,786,558	95,185
Previsión para contingencias	1.743,639	0
Desvalorización anticipos de bs. Uso por exp. a la inflación	556,724	0
Variaciones en activos y Pasivos:		
Créditos por ventas	(3.476,822)	3,470,269
Bienes de cambio	(22.903.265)	(2.969.817)
Deudas comerciales	5.787,541	(603,715)
Deudas bancarias	3.762.671	0
Deudas sociales y fiscales (neto de créditos)	3.613.003	620.449
Anticipos de clientes	7,592.178	0
Otros	(892.228)	(50,270)
FONDOS (GENERADOS POR) APLICADOS A LAS OPERACIONES	255,729	(1,408,330)

Las notas 1 a 11 son parte integrante de estos estados contables.

MIRGOR

Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria.

U.S.SEC File N° 82-3941

ESTADO DE ORIGEN Y APLICACIÓN DE FONDOS CORRESPONDIENTE AL PERIODO DE SEIS MESES FINALIZADO EL 30 DE JUNIO DE 2002, COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR.

- Expresados en pesos – ver Nota 1.a)

	2002	2001
FONDOS APLICADOS A LA ACTIVIDAD DE INVERSION		
Adquisición de bienes de uso	(195,560)	(1,000,375)
Ingreso por venta de bienes de uso	30,936	15,258
Inversión en desarrollos	0	(130,658)
FONDOS APLICADOS A LAS ACTIVIDADES DE INVERSIÓN	(164,624)	(1,115,775)
Variación neta de caja, bancos y equivalentes	91,105	(2,524,105)
Caja, Bancos y equivalentes al comienzo del ejercicio	4,441,370	12,531,114
Caja, Bancos y equivalentes al final del ejercicio.	4,532,475	10,007,009

Las notas 1 a 11 son parte integrante de estos estados contables.

NOTAS A LOS ESTADOS CONTABLES AL 30 DE JUNIO DE 2002 Y 2001.

- Cifras expresadas en pesos – ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

a) Reexpresión en moneda constante.

La Sociedad presenta sus estados contables en moneda constante, siguiendo el método de reexpresión establecido en la Resolución Técnica N° 6 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas (F.A.C.P.C.E.), mediante el empleo de coeficientes de ajuste derivados del índice de precios internos al por mayor (IPIM) del Instituto Nacional de Estadísticas y Censos y de acuerdo con las modalidades establecidas en la Resolución General N° 415 de la Comisión Nacional de Valores.

De acuerdo con el método mencionado, las mediciones contables fueron reexpresadas por el cambio en el poder adquisitivo de la moneda hasta el 31 de agosto de 1995. A partir de dicha fecha, en base a las condiciones de estabilidad económica prevaleciente y de acuerdo con lo requerido por la Resolución General N° 272 de la Comisión Nacional de Valores y aceptado por las normas contables profesionales, las menciones contables no fueron reexpresadas hasta el 31 de diciembre de 2001. En virtud de la Resolución General N° 415 de la Comisión Nacional de Valores, se reanudó la aplicación del método con efectos a partir del 1 de enero de 2002, considerándose las mediciones contables anteriores a esta fecha expresadas en moneda del 31 de diciembre de 2001.

b) Criterios de exposición contable

A partir del período cerrado el 30 de Junio de 2001, y como consecuencia de la sanción de la Resolución N° 368, y sus modificatorias, de la Comisión Nacional de Valores, la sociedad ha modificado el ordenamiento formal de los estados contables, exponiendo en primer término los estados contables consolidados y en segundo lugar los básicos. Dicha modificación no implica considerar a los estados contables consolidados como información principal, sino por el contrario los mismos continúan constituyendo información complementaria, tal cual lo dispone el segundo párrafo del artículo 62 de la Ley 19.550.

NOTAS A LOS ESTADOS CONTABLES AL 30 DE JUNIO DE 2002 Y 2001.
- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

c) Criterios de valuación

Los principales criterios de valuación utilizados en la preparación de los estados contables fueron los siguientes:

- Caja y bancos, inversiones corrientes, créditos por ventas, otros créditos y pasivos:
- En moneda nacional: a su valor nominal al cierre del período, incluyéndose de corresponder, los intereses devengados pertinentes a dichas fechas.
- En moneda extranjera: a su valor nominal en moneda extranjera más los intereses devengados al cierre del período, convertidos a los tipos de cambio vigentes a dichas fechas para la liquidación de estas operaciones. Las diferencias de cambio fueron imputadas a los resultados del período.

- Bienes de cambio:
- Las materias primas (incluyendo aquellas en tránsito) fueron valuadas a sus valores de reposición al cierre del periodo. La valuación al cierre del período no supera los precios de plaza a esa fecha.
- Los productos elaborados fueron valuados a su costo de reproducción al cierre del período con límite en su valor neto de realización.

- Inversiones no corrientes:

- Sociedades Art. 33 – Ley 19.550: a su valor patrimonial proporcional de acuerdo con lo establecido por la Resolución Técnica Nro. 5 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas, el que fue calculado en base a los estados contables al 30 de Junio de 2002 de Interclima S.A., los cuales han sido examinados por Henry Martín, Lisdero y Asociados, habiéndose emitido sobre ellos un informe de revisión limitada con salvedades con fecha 23 de Agosto de 2002.

Por otra parte, en la determinación del valor proporcional fueron considerados los ajustes necesarios para adaptar los criterios de valuación de la Sociedad controlada a los de la Sociedad y la diferencia entre el monto efectivamente pagado y el señalado valor patrimonial fue imputada de la siguiente manera:

- La porción relacionada con mayor valor del mercado de los bienes de uso de la controlada respecto del valor de libros se incluyó como valor de la inversión.

El resultado por la participación en la Sociedad controlada se incluye en línea separada en el estado de resultados.

NOTAS A LOS ESTADOS CONTABLES AL 30 DE JUNIO DE 2002 Y 2001.

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

- Bienes de Uso

Los bienes de uso se encuentran valuados a su costo reexpresado mediante la utilización de los índices I.P.I.M.N.G. hasta el 31 de Agosto de 1995 e I.P.I.M. por el período de Enero a Junio de 2002, menos las correspondientes amortizaciones acumuladas. Las amortizaciones se calculan aplicando tasas constantes calculadas en base a la vida útil estimada de los respectivos bienes. Como parte integrante de este rubro se incluyen aquellos bienes destinados a la locación.

Los valores así determinados no exceden, para cada grupo homogéneo de bienes, su valor recuperable.

- Activos Intangibles

Incluyen los siguientes conceptos:

- Gastos de investigación y desarrollo; Licencias vinculadas a nuevos productos, reecpresados en moneda constante mediante la utilización de los índices I.P.M.N.G. hasta el 31 de Agosto de 1995 e I.P.I.M. por el período Enero a Junio de 2002, menos las correspondientes amortizaciones acumuladas. Estos importes se amortizan aplicando tasas constantes para extinguir dichos valores en un período de tres años a partir del lanzamiento al mercado de los nuevos productos.

- Previsiones:

• Deducidas del activo:

  a) Para deudores incobrables: se han constituido para regularizar y adecuar la valuación de los créditos por ventas, sobre una base de análisis individual de aquellos que prestan índices de incobrabilidad.

  b) Desvalorización de cambio: se ha calculado teniendo en cuenta el valor recuperable de los ítems deteriorados, obsoletos o de lento movimiento.

• Incluidas en el Pasivo:

  - Para contingencias: ver nota 11

- Cuentas de patrimonio neto:

• Se encuentran reexpresadas de acuerdo con el método descripto en el apartado a) de la presente nota, excepto la cuenta "Capital Social – Valor Nominal ", la cual se ha mantenido por su valor de origen. El ajuste derivado de su reexpresión en moneda del 31 de agosto de 1995 y del 30 de Junio de 2002 se expone en la cuenta "Ajuste del Capital".

NOTAS A LOS ESTADOS CONTABLES AL 30 DE JUNIO DE 2002 Y 2001.
- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

- Cuentas del estado de resultados

- Las cuentas de resultados han sido anticuadas por períodos mensuales y luego actualizadas de acuerdo con lo indicado en la Nota 1.a).
- Los resultados de inversiones permanentes fueron calculados de acuerdo con el método del valor patrimonial proporcional, aplicando el porcentaje de participación de la Sociedad sobre los resultados de la controlada, correspondientes al mismo período de tiempo que el de la Sociedad y deduciendo los resultados no transcendidos a terceros. Asimismo se incluyen en este concepto los ajustes necesarios para adaptar los criterios de valuación de la sociedad mencionada, a la controlada.
- Los resultados financieros y por tenencia incluyen las diferencias de cambio, como así también el resultado por tenencia de bienes de cambio, los intereses y los resultados por exposición al cambio en el poder adquisitivo de la moneda.

- Impuesto a las Ganancias – Impuesto a las ganancias mínimas presuntas.

En el presente período no se constituyó una provisión por el impuesto a las ganancias, debido a que el resultado fiscal arrojó quebranto calculado de acuerdo con las normas vigentes.

No se ha considerado el efecto que pudiera resultar de la aplicación del método de impuesto diferido, por no resultar el mismo obligatorio, de acuerdo con las normas contables profesionales vigentes.

No se constituyó una provisión por el impuesto a las ganancias mínimas presuntas, debido a que de acuerdo con la Ley de Competitividad, a la cual la sociedad se adhirió (Ver Nota 5), se ha eximido a las empresas del pago del mismo, cuya vigencia se extiende hasta el 30 de Junio de 2003.

- Estado de origen y aplicación de fondos

De acuerdo con lo previsto en la Resolución N°368 de la Comisión Nacional de Valores, se incluye como estado básico al Estado de Origen y Aplicación de Fondos. La Sociedad preparó dicho estado de acuerdo con el método indirecto, partiendo del resultado neto del ejercicio y sumándole o deduciéndole, según corresponda, aquellas partidas que intervinieron en su determinación pero que no afectaron los fondos y los cambios en activos y pasivos, como así también los fondos "generados por" o "aplicados a" las actividades de "inversión" y de "financiación". La Sociedad ha considerado como concepto de "fondos" al rubro caja y bancos, más las inversiones de rápida conversión en efectivo (colocaciones originales menores a tres meses de plazo).

NOTAS A LOS ESTADOS CONTABLES AL 30 DE JUNIO DE 2002 Y 2001.

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS

	2002	2001
ACTIVO CORRIENTE		
Caja y Bancos		
Caja y fondo fijo moneda nacional	32,052	26,092
Caja moneda extranjera	6,284	12,878
Bancos moneda nacional	2,916,626	179,103
Bancos moneda extranjera	327,273	582,788
	3,282,235	800,861
Inversiones		
Titulos y Acciones	587	1,148
Caja de ahorro y otros en moneda ext.	1,250,240	9,173,589
Caja de ahorro en moneda nacional y otros	0	32,557
	1,250,827	9,207,294
Créditos por ventas		
Deudores por ventas	17,358,888	16,369,238
Deudores por ventas moneda extranjera	0	32,473
Previsión deudores incobrables	(85,723)	(167,691)
	17,273,165	16,234,020
Créditos fiscales		
Beneficios promocionales a cobrar - Nota 5.c.)	0	2,501,654
IVA crédito fiscal	299,887	2,007,918
Otros	21,361	564,085
	321,248	5,073,657
Otros Créditos		
Reintegros a cobrar en moneda nacional - Nota 5	0	1,964,465
Otros	717,847	2,307,684
	717,847	4,272,149

NOTAS A LOS ESTADOS CONTABLES AL 30 DE JUNIO DE 2002 Y 2001.

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS

	2002	2001
Bienes de cambio		
Productos elaborados	13,834,202	13,055,968
Materia prima	36,025,244	18,720,580
Materia prima en tránsito	5,186,143	7,276,626
Existencia al cierre	55,045,589	39,053,174
Anticipo a proveedores en moneda nacional	331,970	228,929
Anticipo a proveedores en moneda extranjera	790,769	1,134,858
Previsión para desvalorización	(8,971,160)	(3,099,235)
	47,197,168	37,317,726
ACTIVO NO CORRIENTE		
Créditos Fiscales		
Ahorro obligatorio	8,539	16,704
I.V.A. Crédito fiscal	0	0
Anticipo impuesto a las ganancias	1,382,007	2,569,335
Beneficios promocionales a cobrar - Nota 5.c)	961,527	0
Otros	340,935	0
	2,693,008	2,586,039
Otros Créditos		
Reintegros a cobrar en moneda nacional - Nota 5	1,004,226	0
	1,004,226	0

NOTAS A LOS ESTADOS CONTABLES AL 30 DE JUNIO DE 2002 Y 2001.

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS

	2002	2001
PASIVO CORRIENTE		
Deudas Comerciales		
En moneda local	5,130,688	3,631,629
Deudas comerciales Soc. Art. 33 ley 19.550 - Nota 8	0	511,684
En moneda extranjera	10,584,391	42,353,960
Intereses a devengar	0	(693,716)
	15,715,079	45,803,557
Deudas Sociales y Fiscales		
Deudas sociales	300,732	1,286,143
Deudas fiscales	534,286	823,842
	835,018	2,109,985
Deudas Bancarias		
En moneda local		
Préstamos Financieros	7,862,342	0
En moneda extranjera		
Préstamos Financieros	21,026,479	0
	28,888,821	0
Otras Deudas		
Sociedad Art. 33 Ley 19.550 -Nota 8	1,000,000	1,956,196
Otras	159,881	1,350,523
	1,159,881	3,306,719
PASIVO NO CORRIENTE		
Deudas Bancarias		
En moneda local		
Préstamos Financieros	1,103,333	0
	1,103,333	0
Otras deudas		
Sociedad Art. 33 Ley 19.550 -Nota 8	759,980	1,488,980
	759,980	1,488,980

NOTAS A LOS ESTADOS CONTABLES AL 30 DE JUNIO DE 2002 Y 2001.
- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 3 – ESTADO DE CAPITALES – PATRIMONIO NETO

a) Estado de Capitales

De acuerdo con lo dispuesto por la modificación al estatuto de la Sociedad, aprobado por la Asamblea General Extraordinaria de Accionistas del 27 de mayo de 1994, el capital de la Sociedad se incrementó de 3,20 a 2.000.000-
El mismo está representado por 20.000.000 de acciones ordinarias escriturales, de valor nominal 0,10 y se encuentra totalmente inscripto, suscripto e integrado.
Las acciones de la Sociedad fueron convertidas en tres clases, como se detalla a continuación:

Clase de acciones	Votos
Clase "A"	Con derecho a tres (3) votos c/u.
Clase "B"	Con derecho a tres (3) votos c/u.
Clase "C"	Con derecho a un (1) voto c/u.

Cada una de las acciones Clases A, B y C tienen los mismos derechos para el cobro de dividendos.

La estructura del capital al 30 de Junio de 2002 y 2001, era la siguiente:

Clase de acciones	Cantidad
Clase "A"	5.200.000
Clase "B"	5.200.000
Clase "C"	9.600.000
TOTAL	20.000.000

b) Otras reservas – para futuros dividendos.

Se incluye en este rubro las decisiones de las Asambleas de Accionistas del 24 de mayo de 1995, del 22 de mayo de 1998 y 29 de abril de 1999, las que aprobaron la constitución de una reserva para futuros dividendos de 16.715.944, 6.846.700 y 7.433.560, respectivamente; quedando a disposición del Directorio para que éste, de considerarlo oportuno, la afectara al pago de Dividendos en efectivo. Con fecha 14 de julio de 1995, 12 de mayo de 1998, 12 de julio de 1999, 13 de diciembre de 1999, el 18 de julio de 2000 y el 15 de diciembre de 2000, el Directorio aprobó los pagos de 8.336.503, de 8.313.850, de 3.423.350, de 3.423.350, de 3.716.780 y de 3.716.780 respectivamente.

NOTAS A LOS ESTADOS CONTABLES AL 30 DE JUNIO DE 2002 Y 2001.

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 4 – APERTURA DE RESULTADOS FINANCIEROS Y POR TENENCIA

La composición del rubro por los períodos finalizados el 30 de Junio de 2002 y de 2001, fue la siguiente:

	2002 Generados por		2001 Generados por	
	Activos (Pérdida) Ganancia	Pasivos (Pérdida) Ganancia	Activos (Pérdida) Ganancia	Pasivos (Pérdida) Ganancia
Intereses reales (1)	29,696	2,948,959	260,647	(1,410,744)
Diferencia de cambio	(1,923,509)	(21,331,408)	0	(115,617)
Resultado por tenencia				
- Bienes de cambio -	24,867,746		(1,080,577)	
- Previsiones -	(3,685,380)		0	
Resultado por exposición al cambio en el poder adquisitivo de la moneda	(5,717,000)	1,418,437	0	0
- Inversiones corrientes y créditos fiscales - Nota 5.c	(217,608)		(932,143)	
Subtotal	13,353,945	(16,964,012)	(1,752,073)	(1,526,361)
Total	(3,610,067)		(3,278,434)	

(1) Incluye $ 1.743.639

NOTA 5 – REGIMEN IMPOSITIVO

La Sociedad se encuadra en los siguientes Regímenes:

- De promoción Industrial, establecido por la Ley Nacional N°19.640 del año 1972, por desarrollar actividades en la Provincia de Tierra del Fuego. En tal sentido, la Sociedad goza de ciertos beneficios impositivos y aduaneros hasta el año 2013, que incluyen:
  a) Impuesto a las Ganancias: Mediante el Decreto N°1395/94 el Poder Ejecutivo Nacional estableció que, a partir del 1° de septiembre de 1994, debe atribuirse como renta exenta del impuesto a las ganancias (cuya alícuota actual es del 35%) por las utilidades imputables a esa Provincia, el 85% (ver efecto del Decreto 615/97) del precio de venta al cliente.
  b) Impuesto al valor agregado (IVA): las ventas de la Sociedad están gravadas por el IVA a la tasa del 21% a partir de abril de 1995, que es cobrado a los clientes de Mirgor S.A.C.I.F.I.A.

NOTAS A LOS ESTADOS CONTABLES AL 30 DE JUNIO DE 2002 Y 2001.

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 5 – REGIMEN IMPOSITIVO– Continuación

El Decreto N°1395/94 dispuso que el crédito fiscal presunto, computable a partir del 1° de septiembre de 1994, equivale al que resulte de aplicar la tasa del gravamen sobre el 61,11% (ver efecto del Decreto 615/97) del precio neto de venta al cliente. Por lo tanto, la obligación tributaria se redujo al 8% del mismo a partir de abril de 1995.

c) Por medio de la Ley N°23.697 el Gobierno Nacional suspendió los beneficios tributarios durante los años 1989 y 1990. Como resultado de ello, la Sociedad efectuó pagos en concepto de Impuesto a los Capitales e Impuesto al Valor Agregado que, de acuerdo con la citada Ley, les serían reembolsados a través de bonos de crédito fiscal.

La Resolución General N°3838/94 de la Dirección General Impositiva reglamentó la forma para obtener los señalados bonos (certificados de crédito fiscal), la Sociedad contabilizó oportunamente dichos créditos por 1.511.787,90-, en virtud de la diferencia surgida entre el importe originalmente contabilizado y la suma solicitada con fecha 27 de junio de 1995 de acuerdo con las normas de valuación de dicha resolución.

Con fecha 17 de septiembre de 1996 la Dirección General Impositiva notificó del dictamen en el cual reconoció un monto superior a favor de la Sociedad (2.194.141,99) como consecuencia de la aplicación en la actualización de un índice del mes anterior al utilizado por la Sociedad en la presentación original. Asimismo con respecto a la devolución de IVA – Proveedores queda registrado un crédito por 148.853,37 a ser tramitado por el régimen de recupero de IVA por exportación.

Teniendo en consideración que el 2 de mayo de 1996, el Ministerio de Economía y Obras y Servicios Públicos emitió la Resolución N°580/96, y que se trata de créditos anteriores al 1° de abril de 1991, la Sociedad decidió registrar el crédito reconocido al valor de cotización, vigente al cierre de cada período, de los Bonos de Consolidación de Deuda emitidos de conformidad con la Ley 23.982 y sus disposiciones reglamentarias.

Con fecha 19 de mayo de 1997, la Sociedad fue notificada por parte de la DGI de la conformidad provisoria del monto indicado en los apartados anteriores.

d) Derechos aduaneros (que para la Sociedad resulta aproximadamente 15%) y la tasa de estadística (equivalente al 3%) de todos los insumos importados empleados para sus operaciones en Tierra del Fuego que por los beneficios otorgados por la Ley 19.640 no son abonados.

NOTAS A LOS ESTADOS CONTABLES AL 30 DE JUNIO DE 2002 Y 2001.

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 5 – REGIMEN IMPOSITIVO – Continuación

e) El ahorro obtenido por la Sociedad por los conceptos señalados en los apartados b) y d) son los siguientes:

	Períodos Finalizados el 30 de Junio de	
	2002	2001
Impuesto al Valor Agregado	5,641,704	6,947,827
Derechos aduaneros y tasa de estadística (monto aproximados)	2,778,158	3,414,089

Si bien la localización en la Provincia de Tierra del Fuego implica para la Sociedad gozar de los beneficios promocionales descriptos en los párrafos anteriores, tal situación origina por otra parte, incurrir en mayores costos tales como: salarios, comunicaciones, fletes, alquileres, viajes, etc.

El Decreto N°615/97 de fecha 7 de julio de 1997, modificatorio del Decreto N°1395/94 restituyó ciertos beneficios impositivos otorgados al amparo de la Ley de Promoción Industrial. En virtud de dicho decreto, el crédito fiscal presunto computable a partir del 1° de agosto de 1997, en el Impuesto al Valor Agregado equivale al que resulte de aplicar la tasa del gravamen (vigente al momento de la venta) sobre el precio neto de la venta al cliente. Asimismo, modificó el criterio en el impuesto a las Ganancias, dado que las ventas realizadas al Territorio Continental de la Nación gozan de la exención del 100% del impuesto previsto en el inciso a) del Art. 4° de la Ley 19.640-.

Con relación a los reintegros a cobrar en moneda nacional por exportaciones realizadas del continente a la Isla de Tierra del Fuego, debido a demoras en el pago por parte del Estado Nacional, la sociedad presentó una serie de solicitudes para el cobro de los mismos ante la Dirección General de Aduanas (Sección Regímenes Promocionales). A la fecha de emisión de los presentes Estados Contables, dicho reclamo continua en gestión administrativa.

NOTAS A LOS ESTADOS CONTABLES AL 30 DE JUNIO DE 2002 Y 2001.

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 5 – REGIMEN IMPOSITIVO – Continuación

- De competitividad, establecido por el Decreto Nacional N° 730/01 a los efectos de mejorar la competitividad y la generación de empleo en el país. Los principales beneficios que se establecieron para las empresas adheridas se detallan a continuación:
  a) Exención total del impuesto sobre los intereses pagados y el costo financiero del endeudamiento empresario;
  b) Exención total del impuesto a la ganancia mínima presunta;
  c) Cómputo como crédito fiscal en el impuesto al valor agregado de los montos abonados en concepto de contribuciones patronales sobre la nómina salarial con destino al Sistema Unico de Seguridad Social (SUSS).

  Los beneficios indicados en a) tienen vigencia a partir del 31 de Agosto de 2001, los señalados en b) y c) a partir del 1° de Julio de 2001. En los casos a) y b) el goce de los beneficios finalizan el 30 de Junio de 2003; y el señalado en c) finalizó el 30 de Noviembre de 2001.

NOTA 6 – CLIENTES SIGNIFICATIVOS Y ACUERDOS DE LICENCIA

Por los períodos finalizados al 30 de Junio de 2002 y 2001, las ventas de la Sociedad a sus clientes más significativos fueron las siguientes:

	2002	2001
Volkswagen Argentina S.A.	62%	32%
Genral Motor Argentina	11%	0%
Peugeot Citroen Argentina S.A.	7%	29%
Mercedez Benz	6%	4%
Renault Argentina S.A	5%	26%

Una significativa parte de los productos de la Sociedad son realizados bajo acuerdos de licencia con Valeo Thermique Habilitacle.

NOTAS A LOS ESTADOS CONTABLES AL 30 DE JUNIO DE 2002 Y 2001.

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 7 – SOCIEDAD CONTROLANTE

Sociedad Controlante: Il Tevere S.A.

Domicilio legal: Paseo Colon 221, Piso 2 – Capital

Actividad principal: Inversora en acciones de otras sociedades.

Porcentaje de votos: 76,47%

Porcentaje de acciones: 52%

Con fecha 15 de julio de 1996 quedó concretada la transferencia del 40% de las acciones de Il Tevere S.A. a favor de Valeo Climatisation, quien en forma indirecta participa del 20,8% del capital de MIRGOR S.A.C.I.F.I.A. y del 30,59% de los votos. El 6 de marzo de 1998, se concretó la transferencia del 10% de las acciones de Il Tevere S.A. a favor de Valeo Climatisation; por lo cual la participación en MIRGOR S.A.C.I.F.I.A. se incrementó al 26%.

NOTA 8 – OPERACIONES CON SOCIEDADES ART. 33 – LEY N°19.550

En el transcurso de los ejercicios finalizados el 30 de Junio de 2002 y 2001, la Sociedad ha realizado operaciones de compras de mercaderías y otras operaciones con su controlada por 113.070 - y 1.106.524. –

Con fecha 20 de agosto de 1998, el Directorio de la Sociedad, decidió efectuar un aporte irrevocable para futuros aumentos de capital, por la suma de 3.000.000, en INTERCLIMA S.A., a través de parte de la deuda que dicha compañía mantenía con la Sociedad.

Asimismo con fecha 29 de noviembre de 1999 el Directorio de la Sociedad decidió efectuar otro aporte irrevocable para futuros aumentos de capital, por la suma de 4.500.000, en INTERCLIMA S.A., a través de la deuda que dicha compañía mantenía con la Sociedad.

Al 30 de Junio de 2002 y 2001 los saldos a favor de MIRGOR y/o INTERCLIMA S.A. ascendían a:

	2002	2001
Anticipos a Proveedores	149.899	0
Deudas Comerciales Corrientes	0	(511.684)
Deudas Soc Art. 33 Ley 19.550 – Corrientes	(1.000.000)	(1.956.196)
Deudas Sociedades Art. 33 Ley 19.550 – No Corrientes	(759.980)	(1.488.980)
TOTAL	(1.610.081)	(3.956.860)

NOTAS A LOS ESTADOS CONTABLES AL 30 DE JUNIO DE 2002 Y 2001.

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 9 – RETENCION DE IMPUESTO A LAS GANACIAS SOBRE DIVIDENDOS

Cuando se configure el pago de dividendos en exceso de la ganancia gravada conforme a las disposiciones de la ley de Impuesto a las Ganancias, se deberá retener con carácter de pago único y definitivo, el 35% sobre el referido excedente. En función del artículo sin número siguiente al artículo 69 de la mencionada Ley, la Sociedad no se encuentra obligada a efectuar retención alguna por este concepto.

NOTA 10 - LIBROS RUBRICADOS

Se detallan a continuación los libros con fecha de rúbrica posterior al de las operaciones respectivas:

Diario N°	Fecha de rúbrica	Operaciones del periodo
25	23 de Abril de 2001	21/02/01 al 31/03/01
26	23 de Abril de 2001	01/04/01 al 30/04/01
27	06 de Agosto de 2001	01/05/01 al 01/06/01
28	08 de Agosto de 2001	02/06/01 al 02/07/01
29	23 de Octubre de 2001	03/07/01 al 01/08/01
30	24 de Octubre de 2001	02/08/01 al 31/08/01
31	2 de Noviembre de 2001	31/08/01 al 03/10/01
32	2 de Noviembre de 2001	04/10/01 al 31/10/01
33	14 de Marzo de 2002	20/11/01 al 31/12/01
34	14 de Marzo de 2002	01/01/02 al 15/03/02
35	15 de mayo de 2002	15/03/02 al 15/05/02

NOTA 11 - FACTORES DE RIESGO DE MERCADO COMO CONSECUENCIA DE LA SITUACIÓN ECONÓMICA

Durante los últimos meses del año 2001 la economía argentina experimentó una fuerte disminución en su nivel general de actividad con el consiguiente deterioro de los mercados locales. Paralelamente se incrementaron considerablemente las tasas de interés requeridas por los inversores en títulos de deuda de la República Argentina, las cotizaciones de dichos títulos disminuyeron significativamente y el sistema financiero sufrió la reducción del nivel de depósitos y la restricción del acceso al crédito internacional. En dicho contexto, las autoridades nacionales implementaron diversas medidas que comprendieron, entre otras, la reestructuración de la deuda pública nacional y provincial mediante la negociación, con los tenedores locales de bonos, de un canje voluntario de deuda que prevé una disminución sustancial en la tasa de interés y el otorgamiento como garantía de la recaudación impositiva futura; restricciones a la libre disponibilidad de los fondos

NOTAS A LOS ESTADOS CONTABLES AL 30 DE JUNIO DE 2002 Y 2001.

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 11 - FACTORES DE RIESGO DE MERCADO COMO CONSECUENCIA DE LA SITUACIÓN ECONÓMICA –Continuación

depositados en entidades financieras así como la imposibilidad de efectuar transferencias al exterior que no correspondan a ciertas operaciones comerciales.

Posteriormente, el Gobierno Nacional declaró el incumplimiento del pago de los servicios de la deuda externa y el 6 de enero de 2002, se sancionó la Ley N° 25.561 de Emergencia Pública y Reforma del Régimen Cambiario en virtud de la cual se facultó al Poder Ejecutivo para establecer el sistema que determinará la relación de cambio entre el peso y las divisas extranjeras y dictar regulaciones cambiarias. Asimismo, la citada ley modificó la Ley N° 23.928 (Ley de Convertibilidad) y por ende el modelo económico vigente desde 1991.

Con fecha 10 de enero de 2002, el Banco Central de la República Argentina (BCRA) emitió la Comunicación A 3425 que dispuso la vigencia a partir del 11 de enero de 2002, de un mercado oficial de cambios (básicamente para la liquidación de exportaciones y ciertas importaciones) y de un mercado libre de cambios para las restantes operaciones. El tipo de cambio para el dólar estadounidense en el mercado oficial fue establecido en $ 1,40 = US$ 1 y la cotización de dicha moneda en el mercado libre de cambios desde el 11 de enero de 2002 osciló entre 1,60 y 1,70 pesos por dólar, tipo vendedor.

El 3 de febrero de 2002, el Poder Ejecutivo, a través del Decreto N° 214/2002 dispuso, entre otras cuestiones relevantes, la conversión a pesos de las obligaciones de dar sumas de dinero, de cualquier causa u origen, expresadas en dólares estadounidenses u otras monedas extranjeras, existentes a la sanción de la Ley N° 25.561 (6 de enero de 2002), de acuerdo con el siguiente régimen:

- Todos los depósitos en dólares estadounidenses u otras monedas extranjeras existentes en el sistema financiero fueron convertidos a pesos a razón de $ 1,40 = US$ 1, o su equivalente en otra moneda extranjera.
- Todas las deudas en dólares estadounidenses u otras monedas extranjeras con el sistema financiero fueron convertidas a pesos a razón de $ 1 = US$ 1, o su equivalente en otra moneda extranjera.
- Las obligaciones expresadas en dólares estadounidenses u otra moneda extranjera, no vinculadas al sistema financiero, se convirtieron a razón de $ 1 = US$ 1. Cualquiera de las partes puede requerir un reajuste equitativo del precio, en el caso que la aplicación de esta norma condujera a un desequilibrio contractual. De no mediar acuerdo entre las partes queda abierta la vía judicial.

En los tres casos descriptos los importes se actualizarán por el denominado "Coeficiente Estabilizador de Referencia" (CER) que será publicado periódicamente por el BCRA. Además se les aplicará una tasa de interés, mínima para los depósitos y máxima para los préstamos.

NOTAS A LOS ESTADOS CONTABLES AL 30 DE JUNIO DE 2002 Y 2001.
- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 11 - FACTORES DE RIESGO DE MERCADO COMO CONSECUENCIA DE LA SITUACIÓN ECONÓMICA -Continuación

Con fecha 8 de febrero de 2002, el Poder Ejecutivo, emitió el Decreto N° 260/02 por el cual se modificó nuevamente el régimen de cambios reemplazándolo por un mercado libre y único de cambios a través del cual se cursarán todas las operaciones en divisas extranjeras, quedando todas esta operaciones sujetas a los requisitos y reglamentaciones del BCRA.

Cabe aclarar que en la elaboración de los estados contables la gerencia ha tenido especial consideración el espíritu de los Decretos 214/2002, 410/2002 y Resolución A3561 del BCRA (modificatoria de la A3507) en lo que se refiere a la moneda en la cual deben ser cancelados los pasivos en dólares estadounidenses. Sin embargo, las normas referidas generan diversas interpretaciones en cuanto al criterio de determinación de los pasivos que quedaron encuadrados en la pesificación de las deudas, lo cual origina un marco de incertidumbre con relación al desenlace final en cuanto a la valuación que en definitiva tendrán los pasivos referidos.

La presente información complementaria expone todos los efectos derivados de las nuevas medidas económicas y cambiarias significativas conocidas a la fecha de emisión de los presentes estados contables. En tal sentido, la Dirección de la Sociedad ha efectuado sus estimaciones considerando dichas medidas, lo cual se expone en el siguiente apartado. Los efectos que medidas adicionales o complementarias futuras pudieran tener sobre la Sociedad, serán reconocidos contablemente cuando las mismas sean de conocimiento de la Dirección.

Teniendo en cuenta los comentarios vertidos en los párrafos anteriores y considerando las expectativas del desenvolvimiento de las negociaciones con las entidades financieras, la Dirección de la sociedad ha decidido registrar una previsión para contingencias financieras por la suma de $1,7 millones, la cual ha sido registrada con cargo a los resultados del período e incluida en los Resultados financieros y por tenencia – intereses reales -, siendo su contrapartida las previsiones para contingencias del pasivo corriente.

Al mismo tiempo la Empresa mantiene créditos fiscales y reintegros a cobrar por la suma de $ 3,7 millones expuestos en el activo no corriente cuya recuperación futura depende tanto de las probabilidades del Estado Nacional en revertir la declaración de falta de pago de su deuda, así como también de la generación de ingresos sujeto a impuestos.

Las situaciones expuestas en los párrafos precedentes no permiten asegurar que el resultado final concuerde con los saldos registrados contablemente por la compañía, por lo cual la información incluida en los estados contables y demás documentación relacionada, no contiene el impacto potencial que podría derivarse de la situación descripta en esta nota y por lo tanto debe ser analizada considerando tal circunstancia.

United States Securities
and Exchange Commission
(U.S. "SEC")
File No. 82-3941

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR

SOCIEDAD ANONIMA, COMERCIAL, INDUSTRIAL, FINANCIERA,

INMOBILIARIA Y AGROPECUARIA

EINSTEIN 1111 - RIO GRANDE

TIERRA DEL FUEGO

FINANCIAL STATEMENTS FOR

THE SIX-MONTH PERIOD BEGINNING

JANUARY 1, 2002 AND ENDED JUNE 30, 2002

LIMITED REVIEW REPORT

U.S. SEC File
No. 82-3941

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

BOARD OF DIRECTORS

MIRGOR S.A.C.I.F.I.A.

CHAIRMAN

Lic. Roberto Gustavo Vázquez

VICE CHAIRMAN

Mr. José Luis Caputo

REGULAR DIRECTORS

Mr. Pablo Plesko
Mr. André Gold
Mr. Alejandro Carrera

ALTERNATE DIRECTORS

Dr. Diego García Villanueva
Mr. Bernard Clapaud
Mr. Jean Francois Vingre
Mr. Eduardo García Terán
Mr. Jorge Antonio Caputo

ERNST & YOUNG

Henry Martin, Lisdero y Asociados
Maipú 942 P.B. - C1006ACN
Buenos Aires, Argentina

Teléfono: (54-11) 4875-4875
Fax: (54-11) 4875-4990
www.ey.com

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

LIMITED REVIEW REPORT

To the Shareholders and Directors of
Mirgor Sociedad Anónima, Comercial, Industrial, Financiera,
Inmobiliaria y Agropecuaria

We have reviewed the accompanying balance sheets of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria as of June 30, 2002 and 2001, and the related statements of operations, changes in shareholders' equity and cash flows, notes 1 to 11, and the related Reporting Summary and the consolidated balance sheets as of June 30, 2002 and 2001, as well as the consolidated statements of operations and cash flows and exhibits C and H for the six-month periods then ended. The referred financial statements are the responsibility of the Company's Board of Directors.

Our limited review was made in accordance with auditing standards in force in Argentina for the review of interim financial statements established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences and, therefore, did not include all the procedures necessary for performing a complete audit of said financial statements. A limited review of interim financial statements consists principally in applying analytical review procedures and making inquiries of executives and officers responsible for the Company's accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards in force, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

As explained in Note 11 to the accompanying financial statements, the National Government has introduced significant changes to the economic policy and it mainly resolved to change the exchange regime established by the Convertibility Law in force since 1991. Also, the same note describes other measures known to date, which significantly affect the economic environment, some of which are still in the process of being drafted and regulated. The overall economic environment and regulations in force are subject to future changes as a result of the evolution of events. The accompanying financial statements should be read considering the circumstances described above.

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

Based on our review and subject to the effects that might derive from the situations mentioned in the preceding paragraph and in note 11 in connection with the applicable matters to the financial statements as of June 30, 2002, we inform that:

1. We are not aware of any material modifications that should be made to the financial statements mentioned in the first paragraph for them to be in conformity with professional accounting principles in force in Argentina.

2. With respect to the information for which we have the competence to review, we have no observations to make regarding the additional information to the financial statements required by Section 68 of the Regulations of the Buenos Aires Stock Exchange and the Reporting Summary prepared by the Company's Board of Directors.

Additional information:

a) The auditing standards and the professional accounting principles prevailing in Argentina, mentioned in the preceding paragraphs, are applicable in the City of Buenos Aires.

b) The financial statements mentioned in the first paragraph are derived from the accounting records, kept in their formal aspects in accordance with legal regulations, and are recorded in the Detail of Assets and Liabilities and Balance Sheet Book, except what is stated in Note 10.

c) The referred financial statements have been prepared in accordance with the format and contents established in Law No. 19550 and General Resolution No. 368 of the National Securities Commission, as amended.

d) As of June 30, 2002, the accrued liability for retirement and pension contributions owed to the National Social Security Administration arising from the accounting records was $ 124,000.75. This amount was not past due.

Buenos Aires
August 23, 2002

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F.-R.A.P.U. Vol. I Fo. 7

Adolfo Lazara (Partner)
Public Accountant (U.B.A.)
C.P.C.E.C.F. Vol. LXIX Fo. 174

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MIRGOR SOCIEDAD ANONIMA, COMERCIAL, INDUSTRIAL, FINANCIERA, INMOBILIARIA Y AGROPECUARIA

LEGAL ADDRESS: Einstein 1111 - Río Grande - Tierra del Fuego

Principal activity: Manufacturer of automotive air climatic systems.

Registration date with the Public Registry of Commerce:

- By-laws: June 1, 1971
- Last modification to the By-laws: August 22, 1997

Expiration date: May 31, 2070

FISCAL YEAR No. 32 BEGINNING JANUARY 1, 2002

REPORTING SUMMARY
For the six-month period ended June 30, 2002
(Amounts in pesos – See Note 1)

1. EXECUTIVE SUMMARY OF THE COMPANY'S ACTIVITIES DURING THE SIX-MONTH PERIOD

Argentina has not shown any event that may change the critical trend subsequent to the devaluation.

The most significant events were the failure to reach an agreement with the International Monetary Fund and the call for elections in March next year.

The tight monetary policy imposed by the Central Bank and the Ministry of Economy, intended to show the Government's commitment to avoid hyperinflation, allowed to halt a dollar run and the exchange rate remained at approximately 3.60 pesos per dollar.

Regarding the car industry, the transient Government's authorization to use rescheduled time deposits to purchase registrable property was not enough to affect the abrupt downfall of the local demand, which exceeded 52% compared with the same period of the prior year.

However, the production of automobiles decreased by 48% as a result of the continuity of the export activity of some car manufacturers.

This situation is clearly reflected in the share of foreign sales of automobiles locally produced, which so far exceed 79% of the total.

Mirgor's sales, in terms of climatization equipment units, decreased by 47% during this six-month period, whereas, comparing the quarter ended to the same period of the prior year, the decline was 38%.

In pesos, the billing exceeded by 3% that for the first half of the prior year (calculated in constant currency), as a result of the increase in prices transferred to customers to mitigate the devaluation effects on our costs.

In this regard, we may say that we have reached an agreement with the customers to ensure that the products sold recognize our replacement costs, which is essential to keep the survival of companies in environments of strong fluctuations in relative prices.

The important task developed with respect to foreign suppliers may be also highlighted, so that they may not suspend the deliveries of materials to our Company as a result of the country image impairment caused by the public default and of many private companies. The supply flow could be kept without affecting the activity of our plants.

The support of our agreements with customers who are allocating a significant portion of their sales to exports helps keep this trustworthiness and prepare sustainable production and sales programs in an interesting time horizon.

The dashboard supply agreement has helped to a large extent in this regard since it completes the range of products delivered by the Company for the Polo-Derby. The continuity of exports of this type would be guaranteed for the coming 18 months, with interesting sales volumes.

2. BALANCE SHEET DATA (Amounts relate to the consolidated balance sheets and are stated in pesos – See Note 1)

	06/30/02	06/30/01	06/30/00	06/30/99	06/30/98
Current assets	74,148,846	78,530,883	95,619,149	99,558,212	114,536,068
Noncurrent assets	39,845,046	43,174,967	44,397,772	46,878,018	45,963,754
Total assets	113,993,892	121,705,850	140,016,921	146,436,230	160,499,822
Current liabilities	51,642,956	50,116,267	55,292,687	57,882,647	66,923,015
Noncurrent liabilities	5,989,427	-	-	1,387,984	11,263,855
Total liabilities	57,632,383	50,116,267	55,292,687	59,270,631	78,186,870
Minority interest	3,647	4,963	5,170	12	949
Shareholders' equity	56,357,862	71,584,620	84,719,064	87,165,587	82,312,003
Total liabilities and Shareholders' equity	113,993,892	121,705,850	140,016,921	146,436,230	160,499,822

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3. STATEMENT OF OPERATIONS DATA (Amounts relate to the consolidated statements of operations and are stated in pesos – See Note 1)

	06/30/02	06/30/01	06/30/00	06/30/99	06/30/98
Ordinary operating (loss) income	(100,077)	(1,199,234)	1,551,815	699,201	16,974,661
Financial income (losses)	(8,791,004)	(3,358,087)	(2,122,481)	(3,209,252)	(2,212,620)
Other (expenses)/income	(117,055)	(118,160)	98,770	(275,061)	554,740
Minority interest	1,259	27	8	454	655
Ordinary income (loss), net	(9,006,877)	(4,675,454)	(471,888)	(2,784,658)	15,317,436
Extraordinary income	-	-	-	-	-
Minority interest	-	-	-	-	(99,911)
Net income/(loss)	(9,006,877)	(4,675,454)	(471,888)	(2,784,658)	15,217,525

4. STATISTICAL DATA

Units

	06/30/02		06/30/01		06/30/00		06/30/99		06/30/98	
	Quarter	Accum	Quarter	Accum	Quarter	Accum.	Quarter	Accum.	Quarter	Accum
Production volume (1)	28,623	51,990	46,822	103,149	68,858	110,071	54,467	99,067	79,947	154,087
Sales volume	17,820	26,220	22,914	39,541	39,322	68,762	28,997	49,983	50,749	82,405

5. INDEXES

	06/30/02	06/30/01	06/30/00	06/30/99	06/30/98
Liquidity	1.44	1.57	1.73	1.72	1.71
Indebtedness	1.02	0.70	0.65	0.68	0.95
Ordinary (loss)/income before income tax	(0.1378)	(0.0613)	(0.5530)	(0.0330)	0.2300

(1) Includes that related to Interclima S.A.

6. EVOLUTION OF MARKET PRICES OF SHARES

Jan. 2002	Jan. 2001	Feb. 2002	Feb. 2001	Mar. 2002	Mar. 2001
4.10	4.30	4.10	4.20	4.10	4.20

April 2002	April 2001	May 2002	May 2001	June 2002	June 2001
4.50	4.00	4.60	3.95	4.30	4.10

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7. PROSPECTS

We confirmed that at the beginning of October 2002 we will start delivering Clio products for Renault, as a result of which Mirgor will be the exclusive supplier of this client again as regards climatization systems.

Our activity for the coming months will continue to be directly associated with export projects of our customers.

In just a very few cases, the destination of exports is Brazil. Therefore, the projections we are making should not show any fluctuations as a result of doubts arising from the economic activity of our neighboring country.

Meanwhile, we continue to pursue other business expansion opportunities fostered by the peso devaluation.

Río Grande
August 23, 2002

MIRGOR S.A.C.I.F.I.A.

Lic. Roberto G. Vázquez
Chairman

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MIRGOR SOCIEDAD ANONIMA, COMERCIAL, INDUSTRIAL, FINANCIERA, INMOBILIARIA Y AGROPECUARIA

FINANCIAL STATEMENTS FOR FISCAL YEAR No. 32 RELATED TO THE SIX-MONTH PERIOD BEGINNING JANUARY 1, 2002 AND ENDED JUNE 30, 2002, COMPARATIVELY PRESENTED WITH THE PRIOR YEAR'S EQUIVALENT PERIOD

Legal address: Einstein 1111 - Río Grande - Tierra del Fuego

Principal activity: Manufacturer of automotive air climatic systems

Registration date with the Public Registry of Commerce:

- By-laws: June 1, 1971
- First modification to the By-laws: July 1, 1994
- Last modification to the By-laws: August 22, 1997

Registration number with the General Inspectorate of Companies (I.G.J.): 40071

Expiration date: April 13, 2070

Controlling shareholder: See Note 7 to the basic financial statements

Capital Structure – See Note 3 to the basic financial statements

	Pesos
20,000,000 of common stock, par value $ 0.10 per share	
- Subscribed, paid-in, issued capital registered with the Public Registry of Commerce	2,000,000

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Additional information

CONSOLIDATED BALANCE SHEET

As of June 30, 2002 and 2001
Amounts expressed in Pesos

	2002	2001
ASSETS		
CURRENT ASSETS		
Cash and banks	3,313,193	813,363
Investments	1,250,827	9,207,437
Accounts receivable	18,639,673	16,841,767
Tax receivables	496,890	5,871,328
Other receivables	734,590	5,806,951
Inventories	49,713,673	39,990,037
Total current assets	74,148,846	78,530,883
NON-CURRENT ASSETS		
Other receivables	2,043,472	-
Tax receivables	5,615,220	6,240,894
Investments	47,610	85,615
Intangible assets – Note 1.e.b)	529,049	791,086
Property, plant and equipment – Note 1.e.a)	31,609,695	36,057,372
Total non-current assets	39,845,046	43,174,967
Total assets	113,993,892	121,705,850

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Additional information

CONSOLIDATED BALANCE SHEET - Continued
As of June 30, 2002 and 2001
Amounts expressed in Pesos

	2002	2001
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	17,225,693	46,471,000
Bank debt	28,888,821	-
Payroll, benefits and tax liabilities	918,838	2,294,744
Advances from customers	2,706,084	-
Other liabilities	159,881	1,350,523
Allowances	1,743,639	-
Total current liabilities	51,642,956	50,116,267
NON-CURRENT LIABILITIES		
Advances from customers	4,886,094	-
Bank debt	1,103,333	-
Total non-current liabilities	5,989,427	-
Total liabilities	57,632,383	50,116,267
Minority interest	3,647	4,963
SHAREHOLDERS' EQUITY	56,357,862	71,584,620
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	113,993,892	121,705,850

The accompanying notes to the consolidated financial statements and the basic financial statements of MIRGOR S.A.C.I.F.I.A. are an integral part and must be read together with these statements.

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Additional information

CONSOLIDATED STATEMENT OF OPERATIONS
For the six-month period ended June 30, 2002
Comparatively presented with the prior year's equivalent period
Amounts expressed in Pesos

	2002	**2001**
Net sales (including VAT benefits in an amount of $ 5,641,704 and $ 6,953,818, respectively)	48,295,113	46,839,318
Cost of goods sold	(43,500,243)	(40,724,207)
Gross profit	4,794,870	6,115,111
Administrative expenses	(3,992,552)	(5,792,943)
Selling expenses	(883,391)	(1,502,400)
Other (expenses)/income	(117,055)	(118,160)
Financial and holding results		
Generated by assets	7,987,944	(1,819,497)
Generated by liabilities	(16,778,948)	(1,538,590)
Permanent investments – loss	(19,004)	(19,002)
Subtotal	(9,008,136)	(4,675,481)
Gain on minority interest	1,259	27
Net loss for the period	(9,006,877)	(4,675,454)
Net loss for the period	(9,006,877)	(4,675,454)

The accompanying notes to the consolidated financial statements and the basic financial statements of MIRGOR S.A.C.I.F.I.A. are an integral part and must be read together with these statements.

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Additional information

CONSOLIDATED STATEMENT OF CASH FLOWS

For the six-month period ended June 30, 2002
Comparatively presented with the prior year's equivalent period
Amounts expressed in Pesos

	2002	2001
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES		
Net loss for the period	(9,006,877)	(4,675,454)
Adjustments to reconcile net income/(loss) for the period to net cash provided by (used in) operating activities		
Depreciation and amortization	2,505,914	2,732,624
(Proceeds) from sale of property, plant and equipment	-	(12,862)
Minority interest	(1,259)	(27)
Allowance for unrecoverable inventories	8,092,051	301,759
Allowance for uncollectible receivables	-	-
Gain on short-term investments	561	-
Gain on long-term investments	19,004	19,002
Allowance for contingencies	1,743,639	-
Devaluation of advances of property, plant and equipment for exposure to inflation	556,724	-
Changes in operating assets and liabilities:		
Accounts receivable	(4,440,377)	3,872,827
Inventories	(24,137,443)	(3,324,802)
Accounts payable	6,788,615	(734,964)
Bank debt	3,762,671	-
Payroll, benefits and tax liabilities (receivables), net	6,032,831	92,696
Advances from customers	7,592,178	-
Other	786,437	377,955
Net cash provided by (used in) operating activities	294,669	(1,351,246)

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Additional information

CONSOLIDATED STATEMENT OF CASH FLOWS - Continued
For the six-month period ended June 30, 2002
Comparatively presented with the prior year's equivalent period
Amounts expressed in Pesos

	2002	2001
CASH FLOWS USED IN INVESTING ACTIVITIES		
Purchases of property, plant and equipment	(210,784)	(1,134,567)
Proceeds from sale of property, plant and equipment	30,936	15,258
Investment in development	-	(130,658)
Net cash used in investing activities	(179,848)	(1,249,967)
Net increase/(decrease) in cash and cash equivalents	114,821	(2,601,213)
Cash and cash equivalents at beginning of period	4,448,614	12,620,864
Cash and cash equivalents at end of period	4,563,435	10,019,651

The accompanying notes to the consolidated financial statements and the basic financial statements of MIRGOR S.A.C.I.F.I.A. are an integral part and must be read together with these statements.

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Additional information

NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2002 AND 2001

Amounts expressed in Pesos

NOTE 1 – BASIS FOR PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

a) Applicable accounting principles

The financial statements as of June 30, 2002 and 2001 have been prepared in accordance with the provisions of General Resolution No. 368, as amended, of the National Securities Commission, which are aligned with the professional accounting principles in force, with the limitations and additional information established in Exhibit I of book No. 7 "Reporting Regime" of that resolution.

b) Summary of valuation and disclosure criteria

The valuation and disclosure criteria applied to the consolidated financial statements are similar to those disclosed in Note 1 to the basic financial statements, except for the valuation of investments in subsidiaries, which have been included in these consolidated financial statements on a line-by-line basis following the criteria established by Technical Resolution No. 4 of the FACPCE, with the appropriate eliminations.

c) Basis of Consolidation

In accordance with the procedures established by Technical Resolution No. 4 of the Argentine Federation of Professional Councils of Economic Sciences, Mirgor S.A.C.I.F.I.A. has consolidated on a line-by-line basis its financial statements as of June 30, 2002 and 2001 with those of Interclima Sociedad Anónima, in which it has a controlling interest.

Specific data with respect to the controlled company follows:

Controlled Company	% interest in capital stock and possible voting rights as of June 30, 2002	End of period date
Interclima Sociedad Anónima	99.9667	06/30/02

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Additional information

NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2002 AND 2001 - Continued

Amounts expressed in Pesos

NOTE 1 – BASIS FOR PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS - Continued

d) Financial Statements Subject to Consolidation

The consolidated financial statements include the financial statements of Interclima Sociedad Anónima, which contained a qualified limited review report issued by Henry Martin, Lisdero y Asociados on August 23, 2002.

e) Rollforward of significant assets

	June 30, 2002 $	June 30, 2001 $
a) Property, plant and equipment:		
Balance at beginning of period	33,775,938	37,590,747
Additions	210,784	1,134,567
Disposals (net of accumulated depreciation)	(30,936)	(253,205)
Depreciation	(2,346,091)	(2,414,737)
Balance at end of period	31,609,695	36,057,372

	$	$
b) Intangible assets:		
Balance at beginning of period	688,872	944,757
Additions	-	130,658
Disposals	-	-
Amortization	(159,823)	(284,329)
Balance at end of period	529,049	791,086

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Exhibit "C"

SHARES, DEBENTURES AND OTHER SECURITIES ISSUED IN SERIES
INTERESTS IN OTHER COMPANIES

As of June 30, 2002 and 2001
Amounts expressed in Pesos

	2002						Information on the issuer	Most recent financial statements					2001
Principal accounts and characteristics of securities	Par value	Shares	Cost value	Equity value	Higher investment value (Note 1.c)	Book value	Principal activity	Date	Capital	Results for the period	Shareholders' equity	Ownership interest in capital stock	Book value
Short-term investments:													
BAESA	1.0	246	633,857	-	-	587	-	-	-	-	-	-	1,148
Total short-term investments						587							1,148
Long-term investments: Companies Section 33 Law No. 19550:													
Interclima Sociedad Anónima	1	11,996	7,845,130	10,861,810	47,607	10,909,417	(*)	06/30/02	12,000	(3,781,695)	10,951,036	99.97%	14,888,970
Total long-term investments						10,909,417							14,888,970
Total investments						10,910,004							14,890,118

(*) Manufacturer of auto-parts and interchanges for air conditioning and heating equipment.

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Exhibit "H"

INFORMATION REQUIRED BY LAW No. 19550 (SECTION 64, CLAUSE b), FIRST PARAGRAPH)
For the six-month period ended June 30, 2002
Comparatively presented with the prior year's equivalent period
Amounts expressed in Pesos

	2002				2001
Items	**Manufacturing expenses**	**Administrative expenses**	**Selling expenses**	**Total**	**Total**
Salaries and wages	2,421,516	1,108,082	240,205	3,769,803	7,409,745
Social contributions and benefits	450,347	354,565	56,660	861,572	1,535,960
Insurance	165,766	41,338	3,703	210,807	363,007
Fees and training expenses	89,991	187,689	24,367	302,047	594,547
Taxes, duties and contributions	162,277	188,876	67,928	419,081	964,788
Miscellaneous administrative expenses	-	1,067,032	-	1,067,032	1,488,174
Depreciation of property, plant and equipment	1,418,794	926,288	42,150	2,387,232	2,489,438
Amortization of intangible assets	-	118,682	-	118,682	243,187
Other manufacturing expenses	673,476	-	-	673,476	1,334,119
Nationalization and shipping expenses	1,493,946	-	-	1,493,946	1,784,876
Transportation, freight and carriage	4,076,518	-	158,134	4,234,652	4,335,122
Other marketing expenses	-	-	290,244	290,244	361,418
Total 2002	10,952,631	3,992,552	883,391	15,828,574	
Total 2001	15,609,036	5,792,943	1,502,402		22,904,381

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BALANCE SHEET
As of June 30, 2002 and 2001
Amounts expressed in Pesos

	2002	**2001**
ASSETS		
CURRENT ASSETS		
Cash and banks – Note 2	3,282,235	800,861
Investments – Note 2	1,250,827	9,207,294
Accounts receivable – Note 2	17,273,165	16,234,020
Tax receivables – Note 2	321,248	5,073,657
Other receivables - Note 2	717,847	4,272,149
Inventories - Note 2	47,197,168	37,317,726
Total current assets	70,042,490	72,905,707
NON-CURRENT ASSETS		
Investments (Companies Section 33 Law No. 19550)	10,909,417	14,888,970
Tax receivables – Note 2	2,693,008	2,586,039
Other receivables – Note 2	1,004,226	-
Property, plant and equipment	29,107,717	33,334,457
Intangible assets	398,933	578,688
Total non-current assets	44,113,301	51,388,154
Total assets	114,155,791	124,293,861

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BALANCE SHEET - Continued
As of June 30, 2002 and 2001
Amounts expressed in Pesos

	2002	2001
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable - Note 2	15,715,079	45,803,557
Payroll, benefits and tax liabilities - Note 2	835,018	2,109,985
Bank debt – Note 2	28,888,821	-
Advances from customers	2,706,084	-
Other liabilities – Note 2	1,159,881	3,306,719
Allowances	1,743,639	-
Total current liabilities	51,048,522	51,220,261
NON-CURRENT LIABILITIES		
Advances from customers	4,886,094	-
Bank debt – Note 2	1,103,333	-
Other liabilities - Note 2	759,980	1,488,980
Total non-current liabilities	6,749,407	1,488,980
Total liabilities	57,797,929	52,709,241
SHAREHOLDERS' EQUITY (As per related statement)	56,357,862	71,584,620
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	114,155,791	124,293,861

The accompanying Notes 1 to 11 are an integral part of these financial statements.

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STATEMENT OF OPERATIONS
For the six-month period ended June 30, 2002
Comparatively presented with the prior year's equivalent period
Amounts expressed in Pesos

	2002	**2001**
Net sales (including VAT benefits in an amount of $ 5,641,704 and $ 6,947,827, respectively) – Note 5.e	42,435,116	44,085,939
Cost of goods sold	(39,562,615)	(38,642,799)
Gross profit	2,872,501	5,443,140
Administrative expenses	(3,901,375)	(5,691,565)
Selling expenses	(876,700)	(1,493,094)
Other income	295,322	439,684
Financial and holding results		
Generated by assets – Note 4	13,353,945	(1,752,073)
Generated by liabilities – Note 4	(16,964,012)	(1,526,361)
Permanent investments loss	(3,786,558)	(95,185)
Ordinary loss for the period	(9,006,877)	(4,675,454)
Net loss for the period	(9,006,877)	(4,675,454)

The accompanying Notes 1 to 11 are an integral part of these financial statements.

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STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the six-month period ended June 30, 2002
Comparatively presented with the prior year's equivalent period
Amounts expressed in Pesos

	2002											2001
							Appropriated retained earnings					
Description	Capital stock	Adjustments to capital	Noncapitalized contributions	Adjustments to noncapitalized contributions	Additional paid-in capital	Total	Legal reserve	Other reserves (*)	Total	Unappropriated retained earnings	Total	Total
Balances at January 1, 2002	2,000,000	3,478,060	972	108	4,666,154	10,145,294	2,029,059	65,592	2,094,651	53,124,794	65,364,739	76,260,074
Net loss for the period	-	-	-	-	-	-	-	-	-	(9,006,877)	(9,006,877)	(4,675,454)
Balances at June 30, 2002	2,000,000	3,478,060	972	108	4,666,154	10,145,294	2,029,059	65,592	2,094,651	44,117,917	56,357,862	
Balances at June 30, 2001	2,000,000	3,478,060	972	108	4,666,154	10,145,294	2,029,059	65,592	2,094,651	59,344,675		71,584,620

(*) See Note 3.b).

The accompanying Notes 1 to 11 are an integral part of these financial statements.

U.S. SEC File
No. 82-3941

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MIRGOR S.A.C.I.F.I.A.

STATEMENT OF CASH FLOWS

For the six-month period ended June 30, 2002
Comparatively presented with the prior year's equivalent period
Amounts expressed in Pesos

	2002	2001
CASH FLOWS (PROVIDED BY) USED IN OPERATING ACTIVITIES		
Net loss for the period	(9,006,877)	(4,675,454)
Adjustments to reconcile net income/(loss) for the period to net cash provided by (used in) operating activities		
Depreciation and amortization	2,226,174	2,473,949
(Proceeds) from sale of property, plant and equipment	-	(12,862)
Allowance for unrecoverable inventories	7,465,872	243,936
Gain on short-term investments	561	-
Gain on permanent investments	3,786,558	95,185
Allowance for contingencies	1,743,639	-
Devaluation of advances of property, plant and equipment for exposure to inflation	556,724	-
Changes in operating assets and liabilities:		
Accounts receivable	(3,476,822)	3,470,269
Inventories	(22,903,265)	(2,969,817)
Accounts payable	5,787,541	(603,715)
Bank debt	3,762,671	-
Payroll, benefit and tax liabilities (receivables), net	3,613,003	620,449
Advances from customers	7,592,178	-
Other	(892,228)	(50,270)
Net cash (provided by) used in operating activities	255,729	(1,408,330)

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MIRGOR S.A.C.I.F.I.A.

STATEMENT OF CASH FLOWS - Continued
For the six-month period ended June 30, 2002
Comparatively presented with the prior year's equivalent period
Amounts expressed in Pesos

	2002	2001
CASH FLOWS USED IN INVESTING ACTIVITIES		
Purchases of property, plant and equipment	(195,560)	(1,000,375)
Proceeds from sale of property, plant and equipment	30,936	15,258
Investment in development	-	(130,658)
Net cash used in investing activities	(164,624)	(1,115,775)
Net decrease in cash and cash equivalents	91,105	(2,524,105)
Cash and cash equivalents at beginning of period	4,441,370	12,531,114
Cash and cash equivalents at end of period	4,532,475	10,007,009

The accompanying Notes 1 to 11 are an integral part of these financial statements.

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NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2002 AND 2001

Amounts expressed in Pesos – See Note 1.a)

NOTE 1 - BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

a) Restatement in constant currency

The Company presents its financial statements in constant currency, following the restatement method established in Technical Resolution No. 6 of the Argentine Federation of Professional Councils of Economic Sciences (F.A.C.P.C.E.), through the use of adjustment rates derived from the Internal Wholesale Price Index (IPIM) of the National Institute of Statistics and Census, and according to the standards set forth in General Resolution No. 415 of the National Securities Commission.

Pursuant to the referred method, the accounting measures were restated according to the variation in the currency purchasing power until August 31, 1995. Since September 1, 1995, based on the prevailing economic stability conditions and as required by General Resolution No. 272 of the National Securities Commission, and as accepted by professional accounting standards, the accounting measures have not been restated until December 31, 2001. By virtue of General Resolution No. 415 of the National Securities Commission, the application of this method was resumed effective January 1, 2002, considering the accounting measures prior to the referred date stated in the December 31, 2001 currency.

b) Accounting disclosure criteria

As from the period ended June 30, 2001, and as a result of the enactment of Resolution No. 368, as amended, of the National Securities Commission, the Company has changed the formal order of the financial statements, by disclosing the consolidated financial statements first and then presenting the basic financial statements. Such change does not imply that the consolidated financial statements should be considered as basic information, but, on the contrary, they continue to be additional information, as required by the second paragraph of section 62 of Law No. 19550.

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NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2002 AND 2001 - Continued

Amounts expressed in Pesos – See Note 1.a)

NOTE 1 - BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS - Continued

c) Valuation criteria

The main valuation criteria used in the preparation of the financial statements are as follows:

- Cash and banks, short-term investments, accounts receivable, other receivables and payables:

  - In local currency: nominal value at the end of the period, including, if applicable, interest accrued as of that date.

  - In foreign currency: nominal value in foreign currency plus interest accrued at the end of the period, converted at the exchange rates prevailing as of that date for the settlement of these transactions. Exchange differences were charged to the gain/loss for the period.

- Inventories

  - Raw materials (including raw materials in transit) were valued at replacement cost at the end of the period not exceeding market prices as of that date.

  - Finished goods were valued at production cost at the end of the period, not exceeding its net realizable value.

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NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2002 AND 2001 - Continued

Amounts expressed in Pesos – See Note 1.a)

NOTE 1 - BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS – Continued

- Long-term investments

  Companies Section 33 - Law No. 19550: This investment has been valued by applying the equity method in accordance with Technical Resolution No. 5 of the FACPCE, calculated on the basis of the financial statements as of June 30, 2002 of Interclima S.A. These financial statements have been audited by Henry Martin, Lisdero y Asociados, which issued a qualified limited review report on August 23, 2002.

  On the other hand, to determine the equity method, consideration has been given to the adjustments necessary to conform the valuation criteria of the controlled company to those of the Company, and the difference between the actual amount paid and that resulting from applying the equity method has been allocated as follows:

  - The portion associated with the excess of fair value over book value of the property, plant and equipment of the controlled company has been reflected as the carrying value of the investment.

  The gain/loss on the interest in the controlled company is included in a separate line item of the statement of operations.

- Property, Plant and Equipment

  Property, plant and equipment acquired prior to August 31, 1995 are valued at cost restated using the following rates: IPIMNG until August 31, 1995, and IPIM for the period January through June 2002, less accumulated depreciation. Depreciation is calculated applying the straight-line method over the estimated useful lives of the respective assets. Assets under leases are included in this account.

  The book values of each group of assets do not exceed their recoverable value.

NOTE 1 - BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS – Continued

- Intangible Assets

  Intangible assets include:

  - Research and development expenses; licenses associated with new products, restated using the following rates: IPIMNG until August 31, 1995, and IPIM for the period January through June 2002, less accumulated amortization. These expenses are amortized by applying constant rates to extinguish said values over 3 years since launching the new products in the market.

- Allowances

  - Deducted from assets

    a) Uncollectible receivables: an allowance has been established to regularize and adjust the valuation of accounts receivable, based on a case-by-case analysis of those accounts that present a risk of uncollectibility.

    b) Unrecoverable inventories: Calculated considering the recoverable value of damaged, obsolete and slow-moving items.

  - Included in liabilities

    - For contingencies: see Note 11.

- Shareholders' equity

  Shareholders' equity is restated as mentioned in a) of this note, except "Capital stock - Nominal value", which has been maintained at its original value. The adjustment resulting from the restatement in constant currency as of August 31, 1995 and as of June 30, 2002 is disclosed in "Adjustments to capital."

NOTE 1 - BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS – Continued

- Statement of operations accounts

  - Statement of operations accounts have been aged on a monthly basis and then updated as stated in Note 1.a).

  - Long-term investments have been calculated using the equity method, applying the Company's ownership interest in the gain/loss of the controlled company, for the same period of time as that of the Company, and deducting the gain/loss not related to third parties. In addition, the adjustments necessary to conform the valuation criteria of the referred company to those of the controlled company are included.

  - Financial and holding results include exchange rate differences, as well as holding results on inventories, interest and gain/loss on variations in the currency purchasing power.

- Income Tax – Minimum Presumed Income Tax

  Due to a tax loss carryforward and in accordance with current regulations, no provision for income taxes has been recorded during the current period.

  No consideration has been given to the effect of deferred tax, as the use of this method is not required in conformity with professional accounting principles in Argentina.

  No provision for minimum presumed income tax was made since, pursuant to the Competitiveness Law, to which the Company is subject (see Note 5), companies are excluded from the payment thereof until June 30, 2002.

- Statement of Cash Flows

  In accordance with Resolution No. 368 of the National Securities Commission, the Statement of Cash Flows is included as part of the basic financial statements. In preparing the Statement of Cash Flows, the Company used the indirect method, considering the net result for the period and adding or deducting, as the case may be, those items involved in its determination, but which did not affect the funds and changes in assets and liabilities, as well as the funds "provided by" or "used in" "investing" and "financing" activities. The Company considered cash to be cash and banks and short-term investments (original investments maturing within three months).

U.S. SEC File
No. 82-3941

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MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2002 AND 2001 - Continued

Amounts expressed in Pesos – See Note 1.a)

NOTE 2 - COMPOSITION OF THE PRINCIPAL ACCOUNTS

	2002	2001
CURRENT ASSETS		
Cash and banks		
Cash and petty cash in local currency	32,052	26,092
Cash in foreign currency	6,284	12,878
Banks in local currency	2,916,626	179,103
Banks in foreign currency	327,273	582,788
	3,282,235	800,861
Investments		
Bonds and shares	587	1,148
Savings account and other in foreign currency	1,250,240	9,173,589
Savings account in local currency and other	-	32,557
	1,250,827	9,207,294
Accounts receivable		
Trade receivables	17,358,888	16,369,238
Trade receivables in foreign currency	-	32,473
Allowance for uncollectible receivables	(85,723)	(167,691)
	17,273,165	16,234,020
Taxes receivable		
Promotional benefits receivable - Note 5 c)	-	2,501,654
Input VAT	299,887	2,007,918
Other	21,361	564,085
	321,248	5,073,657
Other receivables		
Reimbursements receivable in local currency - Note 5	-	1,964,465
Other	717,847	2,307,684
	717,847	4,272,149

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MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2002 AND 2001 - Continued

Amounts expressed in Pesos

NOTE 2 - COMPOSITION OF THE PRINCIPAL ACCOUNTS - Continued

	2002	**2001**
Inventories		
Finished goods	13,834,202	13,055,968
Raw materials	36,025,244	18,720,580
Raw materials in transit	5,186,143	7,276,626
Inventories at end of period	55,045,589	39,053,174
Advances to suppliers in local currency	331,970	228,929
Advances to suppliers in foreign currency	790,769	1,134,858
Allowance for unrecoverable inventories	(8,971,160)	(3,099,235)
	47,197,168	37,317,726
NONCURRENT ASSETS		
Tax receivables		
Mandatory savings	8,539	16,704
Input VAT	-	-
Income tax advances	1,382,007	2,569,335
Promotional benefits receivable - Note 5.c)	961,527	-
Other	340,935	-
	2,693,008	2,586,039
Other receivables		
Refunds receivable in local currency - Note 5	1,004,226	-
	1,004,226	-
CURRENT LIABILITIES		
Accounts payable		
In local currency	5,130,688	3,631,629
Accounts payable – Companies Section 33 – Law No. 19550 – Note 8	-	511,684
In foreign currency	10,584,391	42,353,960
Interest to accrue	-	(693,716)
	15,715,079	45,803,557

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MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2002 AND 2001 - Continued

Amounts expressed in Pesos

NOTE 2 - COMPOSITION OF THE PRINCIPAL ACCOUNTS - Continued

	2002	2001
Payroll, benefits and tax liabilities		
Payroll and benefit liabilities	300,732	1,286,143
Tax liabilities	534,286	823,842
	835,018	2,109,985
Bank debt		
In local currency		
Financial loans	7,862,342	-
In foreign currency		
Financial loans	21,026,479	-
	28,888,821	-
Other liabilities		
Companies Section 33 Law No. 19550 - Note 8	1,000,000	1,956,196
Other	159,881	1,350,523
	1,159,881	3,306,719
NONCURRENT LIABILITIES		
Bank debt		
In local currency		
Financial loans	1,103,333	-
	1,103,333	-
Other liabilities		
Companies Section 33 Law No. 19550 - Note 8	759,980	1,488,980
	759,980	1,488,980

NOTE 3 - CAPITAL STRUCTURE - SHAREHOLDERS' EQUITY

a) Capital Structure

In accordance with the modification to the Company's By-laws approved at the Special Shareholders' meeting held on May 27, 1994, the capital of the Company was increased from $ 3.20 to $ 2,000,000.

This capital, which is totally registered, subscribed, and paid-in, is represented by 20,000,000 registered common shares with a par value of $ 0.10.

Amounts expressed in Pesos

NOTE 3 - CAPITAL STRUCTURE - SHAREHOLDERS' EQUITY - Continued

The shares of the Company were converted into three classes, as follows:

Class of shares	Votes
Class "A"	Three (3) votes each
Class "B"	Three (3) votes each
Class "C"	One (1) vote each

On a per share basis, the Class A, B and C Shares participate equally in dividends.

The capital structure as of June 30, 2002 and 2001 is as follows:

Class of shares	Number
Class "A" shares	5,200,000
Class "B" shares	5,200,000
Class "C" shares	9,600,000
Total	20,000,000

b) Other Reserves - Reserve for Future Dividends

This account includes the decisions taken by the Shareholders at the Meetings held on May 24, 1995, May 22, 1998 and April 29, 1999, whereby it was approved that a reserve for future dividends be recorded in the sum of $16,715,944, $6,846,700 and $7,433,560, respectively. This reserve remained at the Board of Directors' discretion. On July 14, 1995, May 12, 1998, July 12, 1999, December 13, 1999, July 18, 2000 and December 15, 2000, the Board of Directors approved the payments of $8,336,503, $8,313,850, $3,423,350, $3,423,350, $3,716,780 and $3,716,780, respectively.

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NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2002 AND 2001 - Continued

Amounts expressed in Pesos

NOTE 4 - COMPOSITION OF FINANCIAL AND HOLDING RESULTS

The composition of Financial and Holding Results for the six-month periods ended June 30, 2002 and 2001, is as follows:

	2002		2001	
	Generated by		Generated by	
	Assets	Liabilities	Assets	Liabilities
	(Loss) Gain	(Loss) Gain	(Loss) Gain	(Loss) Gain
Nominal interest (1)	29,696	2,948,959	260,647	(1,410,744)
Exchange differences	(1,923,509)	(21,331,408)	-	(115,617)
Holding results on:				
- inventories	24,867,746	-	(1,080,577)	-
- allowances	(3,685,380)	-	-	-
Results on exposure to variations in currency purchasing power	(5,717,000)	1,418,437	-	
- short-term investments and tax receivables - Note 5 c)	(217,608)	-	(932,143)	-
Subtotal	13,353,945	(16,964,012)	(1,752,073)	(1,526,361)
Total	(3,610,067)		(3,278,434)	

(1) It includes $1,743,639.

NOTE 5 - TIERRA DEL FUEGO TAX REGIME

The Company is included in the following regimes:

- Industrial Promotion Regime established by the 1972 National Law No. 19640 for developing activities in the Province of Tierra del Fuego. In this regard, the Company is entitled to certain tax and customs duty benefits until 2013. The benefits include the following:

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MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2002 AND 2001 - Continued

Amounts expressed in Pesos

NOTE 5 - TIERRA DEL FUEGO TAX REGIME – Continued

a) Income tax: In accordance with Executive Order No. 1395/94, the national government established that, as of September 1, 1994, 85% (see effect of Executive Order No. 615/97) of the sales price to customers shall not be subject to income tax (of which the current rate is 35%) on profits generated within said province.

b) Value Added Tax (VAT): The Company's sales are subject to a 21% rate as of April 1995. This tax is collected from MIRGOR S.A.C.I.F.I.A.'s customers.

   Executive Order No. 1395/94 established that the presumed tax receivable, to be calculated as from September 1, 1994, results from applying the tax rate to 61.11% (see effect of Executive Order No. 615/97) of the net sales price to customers. Therefore, the tax payable is reduced to 8% thereof as of April 1995.

c) In accordance with Law No. 23697 the national government suspended certain tax benefits during fiscal years 1989 and 1990. The resulting VAT and capital taxes paid in connection with this law were to be reimbursed to the Company in the form of government bonds.

   D.G.I.'s Resolution No. 3838/94, established the procedure by which Mirgor can obtain the bonds (tax credit certificates). Consequently, Mirgor recorded tax receivables amounting to $ 1,511,787.90 due to the difference between the amount originally recorded and that applied for on June 27, 1995 in accordance with the valuation criteria set forth in the referred resolution.

   On September 17, 1996, the Tax Authorities notified the Company of their decision whereby they acknowledged a higher amount in favor of the Company ($ 2,194,141.99) due to the application of an adjusted index of the month prior to that used by the Company in the original filing. Likewise, with regard to the Suppliers' VAT refund, a receivable amounting to $ 148,853.37 has been recorded, and will be recovered under the export VAT refund regime.

   Considering that on May 2, 1996, the Ministry of Economy and Public Works and Utilities issued Resolution No. 580/96, which includes receivables prior to April 1, 1991, the Company decided to record the acknowledged receivable of the Debt Consolidation Bonds, issued pursuant to Law No. 23982 and its regulatory provisions, at the market value prevailing at the end of each period.

   On May 19, 1997, the Tax Authorities notified the Company of their provisional approval of the amounts stated in the preceding paragraphs.

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NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2002 AND 2001 - Continued

Amounts expressed in Pesos

NOTE 5 - TIERRA DEL FUEGO TAX REGIME – Continued

d) Pursuant to Law No. 19640, the Company does not pay customs duties (which for the Company would amount to approximately 15%) and no import tax rate (which is currently equivalent to 3%) on the total value of imported materials used in the Company's operations in Tierra del Fuego.

e) Certain of the benefits obtained by the Company for b) and d) above are as follows:

	Periods ended June 30	
	2002	**2001**
Value added tax (VAT)	5,641,704	6,947,827
Customs duties and import rate (estimated)	2,778,158	3,414,089

Even though the operations in Tierra del Fuego enjoys the above-mentioned promotional tax benefits, the Company has, on the other hand, incurred higher costs such as wages, communications, freight, leasing, travel expenditures, etc.

Subsequently, Executive Order No. 615/97 of July 7, 1997, which amended Executive Order No. 1395/94, reimplemented certain tax benefits granted under the Industrial Promotion Regime. In light of the new Executive Order, the presumed tax receivable, to be calculated as of August 1, 1997, for VAT purposes, will result from applying the tax rate (prevailing upon sale) to the net sales price to customers. In regard to income tax, the sales made to continental Argentina will enjoy a 100% exemption from the tax provided for in clause a), Section 4 of Law No. 19640.

In regard to the refunds receivable in local currency for exports from continental Argentina to Tierra del Fuego, due to delays in payments incurred by the National Government, the Company filed several applications for their collection with the General Customs Administration (Promotional Regimes Division). To the date of issuance of these financial statements, such claims continue to be under administrative proceedings.

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NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2002 AND 2001 - Continued

Amounts expressed in Pesos

NOTE 5 - TIERRA DEL FUEGO TAX REGIME - Continued

- Competitiveness regime, established by National Executive Order No. 730/01 to improve competitiveness and employment generation in the country. The main benefits established for those companies adhered thereto are as follows:

a) Full exemption from the tax on interest paid and the financial cost of corporate indebtedness;

b) Full exemption from the minimum presumed income tax;

c) Computation as VAT credit of the amounts paid for employers' contributions on the payroll owed to the Unified Social Security System (SUSS).

The benefits referred to in a) above are effective as of August 31, 2001 and those referred to in b) and c) above as of July 1, 2001. In cases a) and b), these benefits were no longer enjoyed since June 30, 2002; and in case c), since November 30, 2001.

NOTE 6 - SIGNIFICANT CUSTOMERS AND LICENSE AGREEMENTS

For the six-month periods ended June 30, 2002 and 2001, the Company's sales to its most significant customers were as follows:

	2002	**2001**
Volkswagen Argentina S.A.	62%	32%
General Motor Argentina	11%	0%
Peugeot Citroen Argentina S.A.	7%	29%
Mercedes Benz	6%	4%
Renault Argentina S.A.	5%	26%

A significant portion of the Company's products is manufactured under license agreements with Valeo Thermique Habitacle.

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NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2002 AND 2001 - Continued

Amounts expressed in Pesos

NOTE 7 - CONTROLLING SHAREHOLDER

Controlling shareholder: Il Tevere S.A.
Legal Address: Paseo Colón 221, 2nd Floor, Buenos Aires
Principal Activity: Investor in shares of other corporations
Voting percentage: 76.47%
Share percentage: 52%

On July 15, 1996, 40% of the shares of Il Tevere S.A. was transferred to Valeo Climatisation, which indirectly owns 20.8% of the capital stock of MIRGOR S.A.C.I.F.I.A. and is entitled to 30.59% of votes. On March 6, 1998, 10% of the shares of Il Tevere S.A. was transferred to Valeo Climatisation; accordingly, its ownership interest in the capital stock of MIRGOR S.A.C.I.F.I.A. increased to 26%.

NOTE 8 - TRANSACTIONS WITH SECTION 33 COMPANIES - LAW No. 19550

During the six-month periods ended June 30, 2002 and 2001, the Company had made transactions related to the purchase of goods and other transactions with its controlled company in the amounts of $113,070 and $1,106,524, respectively.

On August 20, 1998 and on November 29, 1999, the Company's Board of Directors decided to make irrevocable contributions for future capital increases in Interclima S.A. of 3,000,000 and $4,500,000, respectively, through the debt held by Interclima S.A. with the Company.

As of June 30, 2002 and 2001, the liabilities for Mirgor and/or Interclima S.A. amounted to:

	2002	**2001**
Advances to suppliers	149,899	-
Current accounts payable	-	(511,684)
Liabilities (Companies Section 33 - Law No. 19550) - Current	(1,000,000)	(1,956,196)
Liabilities (Companies Section 33 - Law No. 19550) - Noncurrent	(759,980)	(1,488,980)
Total	(1,610,081)	(3,956,860)

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NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2002 AND 2001 - Continued

Amounts expressed in Pesos

NOTE 9 - INCOME TAX WITHHOLDINGS ON DIVIDENDS

When the payment of dividends is made in excess of the taxable income, estimated as set forth in the income tax law, 35% of such amount in excess should be withheld as sole and final payment.

In accordance with the unnumbered section following section 69 of the referred Law, the Company is not compelled to make any withholding in this regard.

NOTE 10 - STATUTORY BOOKS

The books that were legalized subsequent to the date of the related transactions are as follows:

Journal No.	Legalization date	Period's transactions
25	April 23, 2001	02/21/01 to 06/30/01
26	April 23, 2001	04/01/01 to 04/30/01
27	August 6, 2001	05/01/01 to 06/01/01
28	August 8, 2001	06/02/01 to 07/02/01
29	October 23, 2001	07/03/01 to 08/01/01
30	October 24, 2001	08/02/01 to 08/31/01
31	November 2, 2001	08/31/01 to 10/03/01
32	November 2, 2001	10/04/01 to 10/31/01
33	March 14, 2002	11/20/01 to 12/31/01
34	March 14, 2002	01/01/02 to 03/15/02
35	May 15, 2002	03/15/02 to 05/15/02

NOTE 11 - MARKET RISK FACTORS AS A RESULT OF THE ECONOMIC SITUATION

During the last months of 2001, Argentine economic activity decreased impairing domestic markets. At the same time, interest rates required by investors in Argentine Government bonds significantly increased, the quoted market prices of these bonds decreased, and the level of bank deposits as well as foreign credit availability decreased. Under these circumstances, the national authorities implemented several measures, which included, among others: a) the national and provincial public debt-restructuring program, negotiating a voluntary debt swap with the bondholders, which contemplates a substantial decrease in interest rates and guarantee of the new debt with future tax collections; and b) restrictions on the availability of bank deposits and transfers of funds abroad that are not related to certain commercial transactions.

NOTE 11 - MARKET RISK FACTORS AS A RESULT OF THE ECONOMIC SITUATION - Continued

Subsequently, the National Government declared the default of the payment of the country's external debt and on January 6, 2002, the Public Emergency and Exchange Regime Reform Law No. 25561 was enacted, whereby the Executive Branch was empowered to establish a system that will determine the exchange rate between the peso and foreign currencies and put into place exchange regulations. Also, the referred law amended Law No. 23928 ("Convertibility Law"), which had been in force since 1991.

On January 10, 2002, the Central Bank of Argentina (B.C.R.A.) issued Notice A 3425, which set forth the terms of the official exchange market beginning on January 11, 2002 (basically for exports and certain imports) and a free exchange market for the remaining transactions. The exchange rate for the US dollar in the official market was $ 1.40 = US$ 1 and the currency selling exchange rate in the free exchange market on January 11, 2002 ranged from 1.60 to 1.70 pesos per dollar.

On February 3, 2002, the Executive Branch, through Executive Order 214/2002 established, among other relevant issues, the conversion into pesos of payable obligations denominated in US dollars or other foreign currencies as of January 6, 2002 (Law No. 25561 enactment date), according to the following regime:

- All of the deposits denominated in US dollars or other foreign currencies in the financial system shall be converted into pesos at the exchange rate of $ 1.40 = US$ 1, or its equivalent in other foreign currency.

- All of the debts denominated in US dollars or other foreign currencies held with the financial system shall be converted into pesos at the exchange rate of $ 1 = US$ 1, or its equivalent in other foreign currency.

- The obligations denominated in US dollars or other foreign currency, not related to the financial system, shall be converted at the exchange rate of $ 1 = US$ 1. Any of the parties may require a fair price readjustment, if the application of this rule leads to a contractual unfairness. If no agreement is reached between the parties, a court shall decide thereon.

U.S. SEC File
No. 82-3941

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2002 AND 2001 - Continued

Amounts expressed in Pesos

NOTE 11 - MARKET RISK FACTORS AS A RESULT OF THE ECONOMIC SITUATION - Continued

In the three cases described above, the amounts shall be adjusted to the so-called "Reference Stability Rate" (CER), which shall be periodically published by the B.C.R.A. In addition, a minimum interest rate shall be applied to deposits and a maximum rate to loans.

On February 8, 2002, the Executive Branch issued Executive Order 260/02, whereby the foreign exchange regime was amended, replacing it with a free exchange market whereby all of the transactions in foreign currencies could be freely traded. These transactions are subject to the requirements and regulations of the B.C.R.A.

It is noteworthy that in preparing the financial statements, management has given special consideration to the provisions of Executive Orders Nos. 214/2002 and 410/2002 and Resolution A3561 of the B.C.R.A. (which amends A3507) as regards the currency in which US-dollar denominated liabilities should be settled. However, the referred regulations give rise to different interpretations as to the criterion to determine liabilities that were comprised in the debt pesification, which results in an environment of uncertainty regarding the ultimate valuation of the referred liabilities.

This additional information reveals all of the effects arising from the new economic and exchange measures known as of the date of issuance of these financial statements. In this regard, the Company's management has made its estimations taking into account said measures, as stated in the following paragraph. The effects that future additional or supplementary measures may have on the Company will be recorded upon the acknowledgment thereof by management.

Considering the comments made in the preceding paragraphs and the expected evolution of the negotiations with financial institutions, the Company's management has decided to book an allowance for financial contingencies in the amount of $ 1.7 million, which has been recorded against a P&L charge for the period and included in the Financial and holding results, being the allowances for contingencies included in current liabilities its contra account.

NOTE 11 – MARKET RISK FACTORS AS A RESULT OF THE ECONOMIC SITUATION - Continued

Also, the Company has certain tax and refunds receivable in the amount of $3.7 million disclosed in noncurrent assets, whose future recovery depends on the probabilities of the National Government reversing its default situation, and on the generation of income which would be subject to tax.

The situations mentioned in the paragraphs above do not allow us to ensure that the final results agree with the balances booked by the Company. Therefore, the information included in these financial statements, and other related documentation, does not illustrate the potential impact that might derive from the situation depicted above in this note and, accordingly, should be analyzed considering that possibility.